GREAT-WEST LIFECO INC.

RECEIVED
2004 AUG 17 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036279

August 12, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- July 7 (two reports),
- July 14,
- July 21,
- July 29,
- August 8 and
- August 12, 2004

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Dw 8/17

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

509-01/02

2004-07-07, 12:17:30, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369511683
Filing date	2004-07-07
Date of transaction	2004-06-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	70800
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369582483
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

Exemption # 82-34728

2004-07-07, 12:20:15, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369582483
Filing date	2004-07-07
Date of transaction	2004-07-02
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	17000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369599483
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-07-14, 13:39:30, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	369599483		
Filing date	2004-07-14		
Date of transaction	2004-07-14		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	74900		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	369674383		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

Next

2004-07-21, 13:25:35, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369674383
Filing date	2004-07-21
Date of transaction	2004-07-16
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	92000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369766383
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-07-29, 11:36:14, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	369766383		
Filing date	2004-07-29		
Date of transaction	2004-07-23		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	82100		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	369848483		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).		

Next

2004-08-09, 12:53:56, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369848483
Filing date	2004-08-09
Date of transaction	2004-07-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	78500
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369926983
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

2004-08-12, 09:56:29, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	369926983
Filing date	2004-08-12
Date of transaction	2004-08-06
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	20300
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	369947283
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercis of stock options (which are reported by each insider).

Next

GREAT-WEST
LIFECO INC.

August 12, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents that were approved by the Board of Directors at their meetings held July 28, 2004:

- Interim Comparative Financial Statements (unaudited) for the period ending June 30, 2004;
- Interim MD&A for the period ending June 30, 2004;
- Press Release dated July 28, 2004 announcing the second quarter results;
- Press Release dated July 28, 2004 announcing the redemption of Class A Series 1 Preferred shares.

Also enclosed please find:

- Press Release dated July 29, 2004 announcing the paid up capital of Series E & F Preferred Shares, and
- Press Release dated July 30, 2004 announcing the proposed subdivision of Lifeco's Common Shares.

Sincerely,

Connie Neilson

FOR Laurie Speers
Associate Corporate Secretary

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\las\qtr\2004\2004-07DIV.doc

RECEIVED
2004 AUG 17 A 8:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GREAT-WEST LIFECO INC.

QUARTERLY REPORT

6 MONTHS RESULTS

January 1 to June 30, 2004

Quarterly Report to Shareholders

Copies of this report are available at www.greatwestlifeco.com or by contacting the Secretary's Department at (204) 946-8366.

Forward-Looking Information

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Non-GAAP Financial Measures

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

GREAT-WEST
LIFECO INC.

Quarterly Report January 1 to June 30, 2004

TO THE SHAREHOLDERS

The interim unaudited consolidated financial statements including notes at June 30, 2004 were approved by the Board of Directors at a meeting held today in Winnipeg.

Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $407 million for the three months ended June 30, 2004, compared to $261 million reported a year ago, an increase of 56%. On a per share basis, this represents $0.912 per common share for the second quarter of 2004, an increase of 28%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $401 million or $0.898 per common share.

For the six months ended June 30, 2004, net income attributable to common shareholders, excluding restructuring charges, was $790 million, an increase of 54% compared to $514 million for 2003, or $1.768 per common share, an increase of 26% compared to $1.405 per common share for 2003. Net income, after restructuring costs, attributable to common shareholders was $777 million or $1.739 per common share for the six months of 2004.

Lifeco experienced solid growth overall in the second quarter, with strong operating results in all major business segments, a substantial increase in assets under administration, and significant growth in net income attributable to common shareholders.

Highlights

- For the second quarter of 2004, common shareholder net income, excluding restructuring charges, increased 56% compared to the second quarter of 2003.
- Return on common shareholders' equity, excluding restructuring costs, was 19.4% for the twelve months ended June 30, 2004.
- Earnings per common share, for the second quarter of 2004, excluding restructuring charges, increased 28% compared to a year ago.
- Assets under administration at June 30, 2004 totalled $167.3 billion, up $8.2 billion from December 31, 2003 levels.
- Quarterly dividends declared were 36.25¢ per common share, an increase of 4¢ per share, payable September 30, 2004. Dividends paid on common shares for the first six months of 2004 were 19% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

The results for the second quarter of 2004 include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003. The comparative figures for 2003 do not include the results of CLFC.

Effective for the second quarter of 2004, the former Canada/Europe segment has been separated into two segments, Canada and Europe for both current and comparative information. The European segment is comprised of the European insurance and annuity operations of CLFC, together with the reinsurance operations of both CLFC and London Reinsurance Group Inc.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2004 increased 55% to $181 million from $117 million a year ago. For the six months ended June 30, 2004, earnings were up 44% to $328 million, compared to $227 million at June 30, 2003.

Total premiums and deposits for the six months ended June 30, 2004 increased $4.2 billion from 2003 levels, while fee income for the period increased $123 million.

In addition to the inclusion of CLFC business, results reflect strong operating earnings for Great-West, London Life and Canada Life, including significant increases in segregated funds deposits and growth in assets.

Total assets under administration at June 30, 2004 were $80.7 billion, up $4.4 billion from December 31, 2003 levels, with increases in general funds of $1.2 billion and in segregated funds of $3.2 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the second quarter of 2004 were $76 million, up from $12 million a year ago. For the six months ended June 30, 2004, earnings were $153 million, compared to $23 million at June 30, 2003.

Total premiums and deposits for the six months ended June 30, 2004 of $4.8 billion represents an increase of $2.7 billion from 2003 levels, and fee income for the six months ended June 30, 2004 was $187 million.

The changes are almost entirely due to the inclusion of CLFC results in 2004.

Total assets under administration at June 30, 2004 were $38.4 billion, up $2.6 billion from December 31, 2003 levels, with increases in general funds of $1.0 billion and in segregated funds of $1.6 billion.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter of 2004 increased 17% to $154 million from $132 million a year ago. For the six months ended June 30, 2004, earnings were up 19% to $313 million, compared to $264 million at June 30, 2003.

The increases were primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Total premiums and deposits for the six months ended June 30, 2004 reflect increases for Financial Services retirement products and decreases in Healthcare premiums, essentially reflecting the cession of Canada Life's U.S. group business during the first quarter of 2004.

An increase in fee income for the six months ended June 30, 2004, compared to a year ago, was mitigated by the change in the value of Canadian currency.

Total assets under administration were $48.2 billion at June 30, 2004 up $1.2 billion from December 31, 2003 levels, essentially reflecting increases in segregated funds.

CORPORATE

Corporate net earnings results for Lifeco, attributable to common shareholders, were a net charge of $10 million for the second quarter of 2004, and a net charge of $17 million for the six months ended June 30, 2004. These results are comprised mainly of restructuring costs related to the CLFC acquisition.

SUBDIVISION OF COMMON SHARES

Lifeco announced its intention to subdivide its outstanding common shares on a two for one basis. Details of the manner in which the subdivision will be effected, including record date, will be announced later.

GREAT-WEST
LIFECO INC.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3625 per share on the common shares of the Company payable September 30, 2004 to shareholders of record at the close of business September 2, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable September 30, 2004 to shareholders of record at the close of business September 2, 2004;
- Class A, Series 1 Preferred Shares $0.3125 per share payable October 31, 2004 to shareholders of record at the close of business October 1, 2004.

William T. McCallum
Co-President and Chief Executive Officer

Raymond L. McFeetors
Co-President and Chief Executive Officer

July 28, 2004

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,940**	$ 2,669	48%	**$ 7,351**	$ 5,618	31%
Self-funded premium equivalents (ASO contracts) (1)	**2,047**	2,055	0%	**4,054**	4,221	-4%
Segregated funds deposits: (1)						
Individual products	**1,320**	331	299%	**2,978**	857	247%
Group products	**1,473**	930	58%	**4,086**	1,975	107%
Total premiums and deposits	**8,780**	5,985	47%	**18,469**	12,671	46%
Fee and other income	**587**	399	47%	**1,119**	832	34%
Paid or credited to policyholders	**4,333**	2,959	46%	**8,102**	6,281	29%
Net income attributable to:						
Preferred shareholders	**14**	6	133%	**28**	12	133%
Common shareholders before restructuring costs (2)	**407**	261	56%	**790**	514	54%
Restructuring costs after tax (2)	**6**	-		**13**	-	
Common shareholders	**401**	261	54%	**777**	514	51%
Per Common Share						
Basic earnings before restructuring costs (2)	**$ 0.912**	$ 0.715	28%	**$ 1.768**	$ 1.405	26%
Restructuring costs after tax (2)	**0.014**	-		**0.029**	-	
Basic earnings after restructuring costs	**0.898**	0.715	26%	**1.739**	1.405	24%
Dividends paid	**0.3225**	0.270	19%	**0.645**	0.540	19%
Book value per common share				**18.14**	11.21	62%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs (2)				**19.4%**	24.5%	
Net income				**19.0%**	24.5%	
At June 30						
Total assets				**$ 100,149**	$ 57,705	74%
Segregated funds assets (1)				**67,200**	35,142	91%
Total assets under administration				**$ 167,349**	$ 92,847	80%
Capital stock and surplus				**$ 9,213**	$ 4,525	104%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include approximately $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the six months ended June 30, 2004 includes restructuring costs of $13 after tax or $.029 per common share; shareholder net income for the three months ended June 30, 2004 includes restructuring costs of $6 after tax or $.014 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Income				
Premium income	**$ 3,940**	$ 2,669	**$ 7,351**	$ 5,618
Net investment income	**1,325**	903	**2,649**	1,851
Fee and other income	**587**	399	**1,119**	832
	5,852	3,971	**11,119**	8,301
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,333**	2,959	**8,102**	6,281
Commissions	**314**	163	**605**	333
Operating expenses	**572**	402	**1,156**	832
Restructuring costs (note 2)	**9**	-	**18**	-
Premium taxes	**63**	32	**115**	62
Amortization of finite life intangible assets (note 3)	**4**	-	**7**	-
Distribution on capital trust securities (note 5)	**7**	4	**14**	9
Net income before income taxes	**550**	411	**1,102**	784
Income taxes - current	**40**	163	**204**	244
- future	**90**	(48)	**63**	(23)
Net income before non-controlling interests	**420**	296	**835**	563
Non-controlling interests (note 5)	**5**	29	**30**	37
Net income	**$ 415**	$ 267	**$ 805**	$ 526
Earnings per common share (note 10)				
Basic	**$ 0.898**	$ 0.715	**$ 1.739**	$ 1.405
Diluted	**$ 0.890**	$ 0.707	**$ 1.723**	$ 1.390

Summary of Net Income				
Preferred shareholder dividends	**$ 14**	$ 6	**$ 28**	$ 12
Net income - common shareholders	**401**	261	**777**	514
Net income	**$ 415**	$ 267	**$ 805**	$ 526
Average number of shares outstanding - basic			446,517,952	365,889,909
Average number of shares outstanding - diluted			450,628,780	369,836,804

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	June 30, 2004	December 31, 2003	June 30, 2003
Assets			
Bonds	**$ 56,560**	$ 54,208	$ 32,761
Mortgage loans	**15,058**	15,088	7,441
Stocks	**3,395**	3,199	1,445
Real estate	**1,629**	1,594	1,122
Loans to policyholders	**6,918**	6,566	5,581
Cash and certificates of deposit	**2,336**	2,461	1,195
Funds withheld by ceding insurers	**3,872**	4,142	4,617
Premiums in course of collection	**436**	448	307
Interest due and accrued	**849**	882	446
Future income taxes	**389**	482	131
Goodwill (note 3(a))	**5,332**	5,265	1,147
Intangible assets (note 3(b))	**1,530**	1,398	529
Other assets	**1,845**	1,718	983
Total assets	**$ 100,149**	$ 97,451	$ 57,705
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 69,866**	$ 66,999	$ 41,825
Provision for claims	**1,060**	1,092	572
Provision for policyholder dividends	**541**	544	349
Provision for experience rating refunds	**639**	840	808
Policyholder funds	**2,180**	2,023	1,881
	74,286	71,498	45,435
Commercial paper and other loans (note 4)	**2,385**	2,576	1,547
Current income taxes	**403**	619	509
Funds held under reinsurance contracts	**4,375**	4,655	-
Future income taxes	**87**	-	-
Other liabilities	**3,978**	4,355	2,436
Repurchase agreements	**626**	503	255
Net deferred gains on portfolio investments sold	**2,300**	2,237	1,012
	88,440	86,443	51,194
Non-controlling interests (note 5)	**2,496**	2,418	1,986
Capital Stock and Surplus			
Capital stock (note 6)	**5,780**	5,783	1,983
Surplus	**3,437**	2,993	2,651
Provision for unrealized gain (loss) on translation of net investment in foreign operations	**(4)**	(186)	(109)
	9,213	8,590	4,525
Liabilities, capital stock and surplus	**$ 100,149**	$ 97,451	$ 57,705

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2004	2003
Balance, beginning of year	**$ 2,993**	$ 2,382
Net income	**805**	526
Change in accounting policy (note 1(b))	**(4)**	-
Contributed surplus - Stock option expense		
Change in accounting policy (note 1(b))	**5**	-
Current year expense (note 7)	**3**	-
Repatriation of Canada Life seed capital from participating policyholder account (note 5 (b))	**21**	-
Common share cancellation excess	**(70)**	(47)
Dividends to shareholders		
Preferred shareholders	**(28)**	(12)
Common shareholders	**(288)**	(198)
Balance, end of period	**$ 3,437**	$ 2,651

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Operations				
Net income	**$ 415**	$ 267	**$ 805**	$ 526
Adjustments for non-cash items:				
Change in policy liabilities	**1,003**	(185)	**1,680**	(71)
Change in funds withheld by ceding insurers	**42**	174	**270**	169
Change in current income taxes payable	**(147)**	64	**(218)**	57
Future income tax expense	**90**	(48)	**63**	(23)
Other	**(560)**	146	**(776)**	575
Cash flows from operations	**843**	418	**1,824**	1,233
Financing Activities				
Issue of common shares	**3**	6	**15**	8
Purchased and cancelled common shares	**(55)**	(31)	**(88)**	(53)
Issue of debentures	**-**	-	**-**	600
Repayment of commercial paper and other loans	**6**	11	**(2)**	(3)
Partial repayment of five year term facility (note 4)	**(200)**	-	**(200)**	-
Debenture issue costs	**-**	-	**-**	(6)
Dividends paid	**(158)**	(105)	**(316)**	(210)
	(404)	(119)	**(591)**	336
Investment Activities				
Bond sales and maturities	**9,988**	8,005	**20,203**	14,836
Mortgage loan repayments	**646**	308	**1,101**	641
Stock sales	**232**	71	**650**	296
Real estate sales	**21**	120	**55**	176
Change in loans to policyholders	**(181)**	(55)	**(192)**	(73)
Change in repurchase agreements	**(124)**	65	**103**	(197)
Reinsurance transactions	**(8)**	-	**(436)**	-
Investment in bonds	**(10,257)**	(8,261)	**(21,170)**	(16,426)
Investment in mortgage loans	**(349)**	(183)	**(815)**	(306)
Investment in stocks	**(290)**	(129)	**(790)**	(214)
Investment in real estate	**(46)**	(11)	**(67)**	(19)
	(368)	(70)	**(1,358)**	(1,286)
Increase (decrease) in cash and certificates of deposit	**71**	229	**(125)**	283
Cash and certificates of deposit, beginning of period	**2,265**	966	**2,461**	912
Cash and certificates of deposit, end of period	**$ 2,336**	$ 1,195	**$ 2,336**	$ 1,195

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions, except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2004 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2003.

(b) New Accounting Requirements for 2004

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

Interim Financial Statements

Effective June 30, 2004, the CICA Handbook Section 1751 Interim Financial Statements was amended to require disclosure of the total benefit cost for employee future benefits. This change in accounting policy has been applied prospectively (see note 9).

(c) Certain of 2003 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and exit selected operations of Canada Life Financial Corporation (CLFC). The Company expects the restructuring to be substantially completed by the end of 2004. Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs. Expected total restructuring costs have been revised during the second quarter of 2004 from $497 to $448. The costs include approximately $350 that was recognized as part of the purchase equation of CLFC. Costs of approximately $98 are expected to be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs for the period ended June 30, 2004:

	Expected total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance June 30, 2004
Eliminating duplicate systems	$ 128	$ 13	$ 30	$ 43	$ 85
Exiting and consolidating operations	115	28	30	58	57
Compensation costs	205	84	50	134	71
	$ 448	$ 125	$ 110	$ 235	$ 213
Accrued on acquisition	$ 350	$ 94	$ 92	$ 186	$ 164
Expense as incurred	98	31	18	49	49
	$ 448	$ 125	$ 110	$ 235	$ 213
Canada	$ 356	$ 95	$ 87	$ 182	$ 174
Europe	47	13	4	17	30
United States	45	17	19	36	9
	$ 448	$ 125	$ 110	$ 235	$ 213

3. Goodwill and Intangible Assets

(a) Carrying value of goodwill and changes in carrying value of goodwill for the six months ended June 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 5,265**	$ 1,158
Changes in allocation of purchase price of CLFC	**66**	-
Changes in foreign exchange rates	**1**	(11)
Balance, end of period	**$ 5,332**	$ 1,147

The change in the allocation of the purchase price of CLFC consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities assumed of $164 and decreases in the value of other liabilities assumed of $62.

The goodwill arising from the CLFC acquisition may be adjusted in 2004 in terms of amount and allocation to the Company's major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC.

(b) Carrying value of intangible assets and changes in carrying value of intangible assets for the six months ended June 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 1,398**	$ 529
Changes in allocation of purchase price of CLFC	**127**	-
Amortization of finite life intangible assets	**(7)**	-
Changes in foreign exchange rates	**12**	-
Balance, end of period	**$ 1,530**	$ 529

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC. These finite life intangible assets are amortized on a straight-line basis over a period not exceeding 30 years.

4. Commercial Paper and Other Loans

Commercial paper and other loans consist of the following:

	June 30, 2004	December 31, 2003	June 30, 2003
Short Term			
Commercial paper and other short term borrowings with interest rates from 1.2% to 1.3% (1.4% in 2003)	**$ 130**	$ 124	$ 138
Revolving credit in respect of reinsurance business with interest rates from 1.3% to 2.8% maturing within one year (1.6% to 3.4% in 2003)	**25**	29	33
Total short term	**155**	153	171
Long Term			
Operating:			
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% in 2003	**-**	-	126
Other notes payable with interest of 8.0%	**11**	12	13
	11	12	139
Capital:			
Five year term facility at rates of: $237 at Canadian 90-day Bankers' Acceptance, $79 at 30-day Bankers' Acceptance; $62 at 90-day LIBOR rate $20 at 30-day LIBOR rate	**398**	596	-
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**276**	278	-
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**210**	210	-
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
Series B 6.40% Debentures due December 11, 2028, unsecured	**101**	101	-
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	**234**	226	237
Sub total	**2,219**	2,411	1,237
Total long term	**2,230**	2,423	1,376
Total	**$ 2,385**	$ 2,576	$ 1,547

On June 30, 2004 the Company repaid $200 principal amount of the five year term facility.

5. Non-Controlling Interests

The Company controlled a 100% equity interest in The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2004, December 31, 2003 and June 30, 2003 and in The Canada Life Assurance Company (Canada Life) at June 30, 2004 and December 31, 2003. The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and its subsidiaries are:

	For the three months ended June 30		For the six months ended June 30	
a)	**2004**	2003	**2004**	2003
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 25**	$ 25	**$ 49**	$ 50
London Life	**136**	155	**278**	288
Canada Life	**39**	-	**85**	-
GWL&A	**43**	42	**101**	89
Policyholder dividends				
Great-West	**(22)**	(22)	**(44)**	(45)
London Life	**(128)**	(135)	**(258)**	(265)
Canada Life	**(49)**	-	**(95)**	-
GWL&A	**(43)**	(40)	**(95)**	(87)
Net income	**1**	25	**21**	30
Preferred shareholder dividends of subsidiaries	**4**	3	**9**	6
Non-controlling interests in capital stock and surplus	**-**	1	**-**	1
Total	**$ 5**	$ 29	**$ 30**	$ 37
Distribution on Great-West Life Capital Trust Securities	**$ 5**	$ 5	**$ 10**	$ 10
Distribution on Canada Life Capital Trust Securities	**7**	-	**14**	-
Trust units held by consolidated group as temporary investments	**(5)**	(1)	**(10)**	(1)
Total	**$ 7**	$ 4	**$ 14**	$ 9

b) As at	June 30, 2004	December 31, 2003	June 30, 2003
Participating policyholder undistributed surplus			
Great-West	$ **349**	$ 345	$ 335
London Life	**1,007**	985	928
Canada Life	**12**	50	-
GWL&A	**216**	202	210
	1,584	1,582	1,473
Preferred shareholders of subsidiaries	**369**	370	209
Non-controlling interests in capital stock and surplus	**-**	-	1
Trust units issued by Great-West Life Capital Trust	**350**	350	350
Trust units issued by Canada Life Capital Trust	**450**	450	-
Acquisition related fair market value adjustment	**39**	41	-
Trust securities held by consolidated group as temporary investments	**(296)**	(375)	(47)
	543	466	303
	$ **2,496**	$ 2,418	$ 1,986

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of The Canada Life Assurance Company and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

6. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares

Unlimited Common Shares

Issued and Outstanding

	June 30, 2004		December 31, 2003		June 30, 2003	
	Number	**Stated Value**	Number	Stated Value	Number	Stated Value
Preferred Shares:						
Series C, 7.75% Non-Cumulative First Preferred Shares	**-**	**$ -**	-	$ -	4,000,000	$ 100
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200**	8,000,000	200	8,000,000	200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,868,131**	**597**	23,868,131	597	-	-
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,006**	**199**	7,957,006	199	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**130**	5,192,242	130	5,192,242	130
Balance, end of period	**45,017,379**	**$ 1,126**	45,017,379	$ 1,126	17,192,242	$ 430
Common Shares:						
Balance, beginning of year	**446,561,962**	**$ 4,657**	366,376,712	$ 1,552	366,376,712	$ 1,552
Purchased and cancelled under Normal Course Issuer Bid	**(1,775,100)**	**(18)**	(3,853,600)	(32)	(1,411,900)	(6)
Issued under Stock Option Plan	**1,035,439**	**15**	840,937	13	497,871	7
Private placement	**-**	**-**	23,964,213	900	-	-
Issued on acquisition of CLFC	**-**	**-**	55,958,505	2,102	-	-
Issued and exchange for vested CLFC options	**-**	**-**	3,275,195	122	-	-
Balance, end of period	**445,822,301**	**$ 4,654**	446,561,962	$ 4,657	365,462,683	$ 1,553
Total Capital Stock		**$ 5,780**		$ 5,783		$ 1,983

7. Stock Based Compensation

Under the Company's stock option plan 141,000 options were granted during the first quarter, and 142,500 options were granted during the second quarter of 2004 (367,000 options were granted during the first quarter, and 131,750 options were granted during the second quarter of 2003). The weighted-average fair value of options granted during the six months ended June 30, 2004 was $12.90 per option ($9.93 per option during the six months ended June 30, 2003). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the three months ended June 30, 2004 and June 30, 2003 respectively: dividend yield 2.723% (2.815%), expected volatility 25.45% (26.18%), risk-free interest rate 4.344% (4.724%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting compensation expense has been recorded on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. Compensation expense of $3 million, after tax, has been recognized for the six months ended June 30, 2004. For the six months ended June 30, 2003, the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for the six months ended June 30, 2003 on this basis would have been reduced by less than $1 million.

8. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $429 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $464, a reduction of policyholder liabilities of $429, and a reduction of other liabilities of $35.

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs for the periods ending June 30, 2004 included in benefits and expenses are as follows:

	For the three months ended June 30	For the six months ended June 30
Pension benefits	$ 18	$ 29
Other benefits	14	28
Total	$ 32	$ 57

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
a) Earnings				
Net income - common shareholders	**$ 401**	$ 261	**$ 777**	$ 514
b) Number of Common Shares at June 30				
Average number of common shares outstanding			**446,517,952**	365,889,909
Add:				
-Potential exercise of outstanding stock options			**4,110,828**	3,946,895
Average number of common shares outstanding - diluted basis			**450,628,780**	369,836,804
Earnings per Common Share				
Basic	**$ 0.898**	$ 0.715	**$ 1.739**	$ 1.405
Diluted	**$ 0.890**	$ 0.707	**$ 1.723**	$ 1.390

11. Commitments (changes since December 31, 2003 annual report)

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818.

LRG has issued U.S. $830 in letters of credit as at June 30, 2004 for this facility.

12. Segmented Information

Effective for the second quarter of 2004 the Company has changed its major reportable segments by separating the former Canada/Europe segment into two segments, Canada and Europe. The segments reflect the management structure and organization of the Company. Comparative information has been separated on the same basis.

The Canada segment includes the net consolidated Canadian operations of Great-West and its wholly owned subsidiaries CLFC and LIG. The Europe segment includes the net consolidated European and International operations of CLFC together with reinsurance operations of CLFC and LRG.

Consolidated Operations

For the three months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,597	$ 1,883	$ 460	$ -	$ 3,940
Net investment income	625	273	427	-	1,325
Fee and other income	169	104	314	-	587
Total income	2,391	2,260	1,201	-	5,852
Benefits and Expenses:					
Paid or credited to policyholders	1,687	2,005	641	-	4,333
Other	464	157	326	2	949
Restructuring costs	-	-	-	9	9
Amortization of intangible assets	3	1	-	-	4
Distribution on capital trust securities	7	-	-	-	7
Net operating income before income taxes	230	97	234	(11)	550
Income taxes	29	24	78	(1)	130
Net income before non-controlling interests	201	73	156	(10)	420
Non-controlling interests	6	(3)	2	-	5
Net income	$ 195	$ 76	$ 154	$ (10)	$ 415

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 14	$ -	$ -	$ -	$ 14
Net income - common shareholders	181	76	154	(10)	401
Net income	$ 195	$ 76	$ 154	$ (10)	$ 415

For the three months ended June 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,146	$ 996	$ 527	$ -	$ 2,669
Net investment income	440	122	341	-	903
Fee and other income	110	-	289	-	399
Total income	1,696	1,118	1,157	-	3,971
Benefits and Expenses:					
Paid or credited to policyholders	1,212	1,093	654	-	2,959
Other	288	8	301	-	597
Restructuring costs	-	-	-	-	-
Amortization of intangible assets	-	-	-	-	-
Distribution on capital trust securities	4	-	-	-	4
Net operating income before income taxes	192	17	202	-	411
Income taxes	45	2	68	-	115
Net income before non-controlling interests	147	15	134	-	296
Non-controlling interests	24	3	2	-	29
Net income	$ 123	$ 12	$ 132	$ -	$ 267
Summary of Net Income					
Preferred shareholder dividends	$ 6	$ -	$ -	$ -	$ 6
Net income - common shareholders	117	12	132	-	261
Net income	$ 123	$ 12	$ 132	$ -	$ 267

For the six months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,475	$ 3,185	$ 691	$ -	$ 7,351
Net investment income	1,270	521	858	-	2,649
Fee and other income	340	187	592	-	1,119
Total income	5,085	3,893	2,141	-	11,119
Benefits and Expenses:					
Paid or credited to policyholders	3,703	3,400	999	-	8,102
Other	911	302	661	2	1,876
Restructuring costs	-	-	-	18	18
Amortization of intangible assets	6	1	-	-	7
Distribution on capital trust securities	14	-	-	-	14
Net operating income before income taxes	451	190	481	(20)	1,102
Income taxes	71	38	161	(3)	267
Net income before non-controlling interests	380	152	320	(17)	835
Non-controlling interests	24	(1)	7	-	30
Net income	$ 356	$ 153	$ 313	$ (17)	$ 805

Summary of Net Income

	Canada	Europe	United States	Lifeco Corporate	Total
Preferred shareholder dividends	$ 28	$ -	$ -	$ -	$ 28
Net income - common shareholders	328	153	313	(17)	777
Net income	$ 356	$ 153	$ 313	$ (17)	$ 805

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 2,277	$ 2,148	$ 1,193	$ -	$ 5,618
Net investment income	869	288	694	-	1,851
Fee and other income	217	-	615	-	832
Total income	3,363	2,436	2,502	-	8,301
Benefits and Expenses:					
Paid or credited to policyholders	2,422	2,395	1,464	-	6,281
Other	578	15	634	-	1,227
Restructuring costs	-	-	-	-	-
Amortization of intangible assets	-	-	-	-	-
Distribution on capital trust securities	9	-	-	-	9
Net operating income before income taxes	354	26	404	-	784
Income taxes	84	(1)	138	-	221
Net income before non-controlling interests	270	27	266	-	563
Non-controlling interests	31	4	2	-	37
Net income	$ 239	$ 23	$ 264	$ -	$ 526

Summary of Net Income					
Preferred shareholder dividends	$ 12	$ -	$ -	$ -	$ 12
Net income - common shareholders	227	23	264	-	514
Net income	$ 239	$ 23	$ 264	$ -	$ 526

Management's Discussion and Analysis

Interim Report
For the six months ended June 30, 2004

Dated July 28, 2004

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,940**	$ 2,669	48%	**$ 7,351**	$ 5,618	31%
Self-funded premium equivalents (ASO contracts) (1)	**2,047**	2,055	0%	**4,054**	4,221	-4%
Segregated funds deposits: (1)						
Individual products	**1,320**	331	299%	**2,978**	857	247%
Group products	**1,473**	930	58%	**4,086**	1,975	107%
Total premiums and deposits	**8,780**	5,985	47%	**18,469**	12,671	46%
Fee and other income	**587**	399	47%	**1,119**	832	34%
Paid or credited to policyholders	**4,333**	2,959	46%	**8,102**	6,281	29%
Net income attributable to:						
Preferred shareholders	**14**	6	133%	**28**	12	133%
Common shareholders before restructuring costs (2)	**407**	261	56%	**790**	514	54%
Restructuring costs after tax (2)	**6**	-		**13**	-	
Common shareholders	**401**	261	54%	**777**	514	51%
Per Common Share						
Basic earnings before restructuring costs (2)	**$ 0.912**	$ 0.715	28%	**$ 1.768**	$ 1.405	26%
Restructuring costs after tax (2)	**0.014**	-		**0.029**	-	
Basic earnings after restructuring costs	**0.898**	0.715	26%	**1.739**	1.405	24%
Dividends paid	**0.3225**	0.270	19%	**0.645**	0.540	19%
Book value per common share				**$ 18.14**	$ 11.21	62%
Return on common shareholders' equity (12 months)						
Net income before restructuring costs (2)				**19.4%**	24.5%	
Net income				**19.0%**	24.5%	
At June 30						
Total assets				**$ 100,149**	$ 57,705	74%
Segregated funds assets (1)				**67,200**	35,142	91%
Total assets under administration				**$ 167,349**	$ 92,847	80%
Capital stock and surplus				**$ 9,213**	$ 4,525	104%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 in the Company's interim financial statements). The costs include approximately $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the six months ended June 30, 2004 includes restructuring costs of $13 after tax or $0.029 per common share; shareholder net income for the three months ended June 30, 2004 includes restructuring costs of $6 after-tax or $0.014 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring costs related to the acquisition of CLFC, and incurred during the period – refer to non-GAAP financial measures on page 2.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and six months ended June 30, 2004 compared with the same periods in 2003. The MD&A provides an overall discussion, followed by analyses of the performance of its major reportable segments, Canada, Europe, and United States.

This MD&A is an update to the Company's Enhanced Management's Discussion and Analysis for the year ended December 31, 2003 and dated January 29, 2004.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars – refer to note 1 of the Lifeco interim financial statements.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

TRANSLATION OF FOREIGN CURRENCY

Throughout this report, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items (net revenues) are translated at an average rate for the period.

The rates employed are:

Period ended	Balance Sheet	Operations	
	Assets & Liabilities	Income & Expenses	Net Effective Rate (1)
United States Dollar			
June 30, 2004	**$1.3400**	**$1.3400**	**$1.5762**
March 31, 2004	$1.3100	$1.3200	$1.5733
December 31, 2003	$1.2900	$1.4000	$1.5873
June 30, 2003	$1.3550	$1.4540	$1.5872
March 31, 2003	$1.4700	$1.5100	$1.5774
British Pound Sterling			
June 30, 2004	**$2.4300**	**$2.4400**	**$2.2880**
March 31, 2004	$2.4100	$2.4200	$2.1994
December 31, 2003	$2.3100	$2.2900	$2.2900
Euro			
June 30, 2004	**$1.6300**	**$1.6400**	**$1.6400**
March 31, 2004	$1.6100	$1.6500	$1.6500
December 31, 2003	$1.6300	$1.5800	$1.5800

(1) The effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to hedge the translation volatility.

BUSINESSES

Great-West Lifeco Inc. (Lifeco) has operations in Canada and internationally through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), and in the United States through Great-West Life & Annuity Insurance Company (GWL&A) and Canada Life.

In Canada, Great-West and its subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a wide range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, Germany and around the world; and Reinsurance, which operates primarily in the United States and Europe.

Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through its subsidiary London Reinsurance Group (LRG).

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

QUARTERLY FINANCIAL INFORMATION

(in $ millions, except per share amounts)

		Total Revenue	Net Income - Common Shareholders			Adjusted Net Income - Common Shareholders (2)	
			Total	Basic Per Share	Diluted Per Share	Total	Basic Per Share
2004	**Second quarter**	**$5,852**	**$ 401**	**$ 0.898**	**$ 0.890**	**$ 407**	**$ 0.912**
	First quarter	5,267	376	0.841	0.833	383	0.856
2003	Fourth quarter	$5,622	$ 357	$ 0.806	$ 0.800	$ 365	$ 0.822
	• Bulk reinsurance	57 (1)					
	• Net	5,679					
	Third quarter	4,878	324	0.739	0.732	336	0.771
	• Bulk reinsurance	(5,429) (1)					
	• Net	(551)					
	Second quarter	3,971	261	0.715	0.707	N/A	N/A
	First quarter	4,330	253	0.690	0.683	N/A	N/A
2002	Fourth quarter	$4,242	$ 235	$ 0.641	$ 0.634	N/A	N/A
	Third quarter	4,429	240	0.653	0.646	N/A	N/A
	Second quarter	3,648	234	0.634	0.625	N/A	N/A
	First quarter	4,313	222	0.602	0.594	N/A	N/A

(1) During the third quarter of 2003, as part of a risk rebalancing program related to the acquisition of CLFC, a number of bulk reinsurance ceded contracts were executed by Great-West and GWL&A with third parties. Premiums related to the initial cession of in force policy liabilities were $5,429 million. This amount has been reduced by $57 million to $5,372 million to reflect the change in foreign currency translation rate in the fourth quarter.

(2) Adjusted Net Income is presented as a measure of earnings performance before restructuring costs related to the acquisition of CLFC, and incurred during the period. Refer to Non-GAAP Financial Measures on page 2.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC.

		Net Income Common Shareholders		
		Net Income	Basic Per Share	Diluted Per Share
2004	Second quarter	$ 6	$ 0.014	$ 0.014
	First quarter	7	0.015	0.015
2003	Fourth quarter	$ 8	$ 0.016	$ 0.016
	Third quarter	12	0.032	0.032

SECOND QUARTER 2004 OVERVIEW

The results for the second quarter of 2004 include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003. The comparative figures for 2003 do not include the results of CLFC.

Total revenue for the quarter was $5,852 million compared to $3,971 million in 2003. Total revenue was comprised of premium income of $3,940 million (2003 - $2,669 million), net investment income of $1,325 million (2003 - $903 million) and fee and other income of $587 million ($399 million).

Net income attributable to common shareholders for the quarter was $401 million compared to $261 million in 2003. The increase in net income reflects both the effects of the CLFC acquisition as well as growth in the underlying core businesses.

The integration of the businesses of Canada Life with those of Great-West and London Life continues to progress and yield expense synergies in line with management's expectations. At June 30, 2004, Canada had achieved approximately 84% of its $210 million annual expense synergy target, Europe had achieved approximately 73% of its $40 million annual expense synergy target, and the United States had achieved approximately 90% of its $80 million expense synergy target.

In the quarter, the Company continued to work toward the finalization of its accounting for the CLFC acquisition. As a result, adjustments to the allocation of the purchase price of CLFC were made, including:

- The plan developed by the Company to restructure and exit selected operations of CLFC is expected to be substantially complete by the end of 2004. The expected total cost of this program has been revised downward from $497 million to $448 million.
- Additional intangible assets totaling $127 million pertaining to CLFC distribution channels have been separately identified apart from goodwill.
- The value of actuarial policy liabilities assumed from CLFC was increased by $154 million.

At June 30, 2004, the goodwill arising from the CLFC acquisition was $4,169 million. This amount may be adjusted in 2004 in terms of amount and allocation to the Company's major reportable segments as the Company finalizes the purchase price allocation process.

Effective for the second quarter of 2004 the Company has changed its major reportable segments by separating the former Canada/Europe segment into two segments, Canada and Europe. The segments reflect the management structure and organization of the Company. Comparative information has been separated on the same basis.

NET INCOME

Lifeco's net income attributable to common shareholders, excluding restructuring charges of $6 million related to the acquisition of CLFC, was $407 million for the three months ended June 30, 2004, compared to $261 million reported a year ago, an increase of 56%. On a per share basis, this represents $0.912 per common share for the second quarter of 2004, an increase of 28% compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $401 million or $0.898 per common share.

For the six months ended June 30, 2004, net income attributable to common shareholders, excluding restructuring charges was $790 million, an increase of 54% compared to $514 million for 2003, or $1.768 per common share, an increase of 26% compared to $1.405 per common share for 2003. Net income, after restructuring costs, attributable to common shareholders was $777 million or $1.739 per common share for the six months of 2004.

Source of Net Income – Consolidated net income of Lifeco is the net operating earnings of Great-West and GWL&A, including CLFC for 2004, together with Lifeco's corporate results.

Net Income Common Shareholders
(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Canada						
Total business units	**$ 206**	$ 123	67%	**$ 379**	$ 237	60%
Allocation of Lifeco Corporate	**(25)**	(6)		**(51)**	(10)	
Total Canada	**181**	117	55%	**328**	227	44%
Europe	**76**	12	533%	**153**	23	565%
United States	**154**	132	17%	**313**	264	19%
Lifeco Corporate						
Total holding company	**(4)**	-		**(4)**	-	
Restructuring costs	**(6)**	-		**(13)**	-	
Total Lifeco Corporate	**(10)**	-		**(17)**	-	
Total Lifeco	**$ 401**	$ 261	54%	**$ 777**	$ 514	51%

Canada – Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter increased 55% to $181 million from $117 million at June 30, 2003. For the six months ended June 30, 2004, net earnings were $328 million, compared to $227 million a year ago.

The increase was due to strong operating earnings for Great-West, London Life and CLFC's Canadian businesses. The CLFC results were not a part of last year's first six months results.

Europe – Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the second quarter increased 533% to $76 million from $12 million at June 30, 2003. For the six months ended June 30, 2004, net earnings were $153 million, compared to $23 million a year ago.

The increase was due to the inclusion of CLFC's European businesses with London Life's Reinsurance (LRG) results. LRG results for the six month period increased 5% over 2003.

United States – Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter increased 17% to $154 million from $132 million at June 30, 2003. For the six months ended June 30, 2004, net earnings were $313 million, compared to $264 million a year ago.

The increase was primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Corporate – Corporate six month net earnings for Lifeco, attributable to common shareholders, were a charge of $17 million, comprised of $13 million of restructuring costs incurred to June 30, 2004 related to the CLFC acquisition, $3 million of U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $1 million of operating expenses incurred at the Lifeco level.

A more complete discussion and analysis of the above is presented in the following sections of this report.

FINANCIAL POSITION

ASSETS

Assets Under Administration
(in $ millions)

	June 30 2004	December 31 2003
Invested assets	$ 85,896	$ 83,116
Goodwill and intangible assets	6,862	6,663
Other general fund assets	7,391	7,672
Total assets	100,149	97,451
Segregated funds assets	67,200	61,699
Total assets under administration	$ 167,349	$ 159,150

Total Assets Under Administration

Total assets under administration at June 30, 2004 were $167.3 billion, an increase of $8.2 billion from December 31, 2003. General fund assets increased by $2.7 billion and segregated funds assets increased by $5.5 billion compared with December 31, 2003. The increase in goodwill and intangible assets reflects adjustments made by the Company to the allocation of the purchase price for CLFC. Refer to note 3 of the Company's interim financial statements.

Invested Assets

Invested assets at June 30, 2004 were $85.9 billion, an increase of $2.8 billion or 3% from December 31, 2003. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset Distribution
(in $ millions)

	June 30, 2004		December 31, 2003	
Government bonds	$ 21,404	25 %	$ 21,434	26 %
Corporate bonds	35,156	41	32,774	39
Mortgages	15,058	17	15,088	18
Stocks	3,395	4	3,199	4
Real estate	1,629	2	1,594	2
Sub-total portfolio investments	76,642		74,089	
Cash & certificates of deposit	2,336	3	2,461	3
Policy loans	6,918	8	6,566	8
Total invested assets	$ 85,896	100 %	$ 83,116	100 %

Bond Portfolio

The total bond portfolio increased to $56.6 billion or 66% of invested assets at June 30, 2004, from $54.2 billion or 65% at December 31, 2003. Federal, provincial and other government securities represented 38% of the bond portfolio, compared to 40% in 2003. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 83% rated A or higher. The excess of fair value over carrying value at June 30, 2004 was $379 million ($1,487 million at December 31, 2003).

Bond Portfolio Quality (excludes $3,146 million short-term investments, $2,462 million in 2003)
(in $ millions)

	June 30, 2004		December 31, 2003	
Estimated Rating				
AAA	$ 24,302	45 %	$ 23,127	45 %
AA	7,190	14	6,999	14
A	12,728	24	12,573	24
BBB	8,337	15	7,879	15
BB or lower	857	2	1,168	2
Total	$ 53,414	100 %	$ 51,746	100 %

Mortgage Portfolio
The total mortgage portfolio remained relatively unchanged at $15.1 billion or 17% of invested assets at June 30, 2004. The mortgage portfolio consisted of 53% commercial loans, 36% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.2 billion or 28% of the mortgage portfolio. The excess of fair value over carrying value at June 30, 2004 was $352 million ($567 million at December 31, 2003).

Equity Portfolio
The total equity portfolio remained relatively unchanged at $5.0 billion or 6% of invested assets at June 30, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at June 30, 2004 was $465 million ($421 million at December 31, 2003).

Asset Quality – General Fund Assets
Non-investment grade bonds were $857 million or 1.6% of the bond portfolio at June 30, 2004, compared with $1,168 million or 2.3% of the bond portfolio at December 31, 2003. The decrease is primarily due to upgrades in the ratings of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $137 million or 0.2% of portfolio investments at June 30, 2004, compared with $234 million and 0.3% at December 31, 2003. Total allowances for credit losses at June 30, 2004 were $185 million, compared with $190 million at year-end 2003. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $980 million at June 30, 2004 ($959 million at December 31, 2003).

The combination of the allowance for credit losses of $185 million, together with the $980 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at June 30, 2004 (1.6% at December 31, 2003).

Non-Performing Loans
(in $ millions)

	June 30, 2004				December 31, 2003			
Asset Class	**Bonds**	**Mortgages**	**Foreclosed Real Estate**	**Total**	Bonds	Mortgages	Foreclosed Real Estate	Total
Non-performing loans	$ 129	$ 7	$ 1	$ 137	$ 223	$ 10	$ 1	$ 234

Allowances for Credit Losses
(in $ millions)

	June 30, 2004			December 31, 2003		
Asset Class	**Specific Provisions**	**General Provisions**	**Total**	Specific Provisions	General Provisions	Total
Bonds and mortgage loans	$ 62	$ 123	$ 185	$ 67	$ 123	$ 190

Fair Value
The fair value of invested assets exceeded their carrying value by $1.2 billion as at June 30, 2004, compared to $2.5 billion in 2003. The decrease in the excess of fair value compared to carrying value period over period reflects the impact of recent increases in interest rates on fixed income assets. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the net deferred realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other General Fund Assets

Funds withheld by ceding insurers decreased $270 million. The decrease reflects the nature of reinsurance contracts written and results in a related decrease in policy liabilities.

(in $ millions)	**June 30 2004**	December 31 2003
Funds withheld by ceding insurers	**$ 3,872**	$ 4,142
Other assets	**3,519**	3,530
Total other general fund assets	**$ 7,391**	$ 7,672

Other assets, at $3.5 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated Funds

Segregated funds assets under management, which are measured at market values, increased by $5.5 billion to $67.2 billion at June 30, 2004. During the first six months of 2004, $2.2 billion of Canada Life Securities Inc. trusteed assets were converted to segregated funds administered under insured contracts. The remaining growth resulted from net deposits of $0.5 billion, as well as market value gains of $2.8 billion.

(in $ millions)	**June 30**	December 31	
	2004	2003	2002
Stocks	**$ 45,833**	$ 40,970	$ 19,978
Bonds	**14,309**	14,502	12,398
Mortgages	**1,481**	1,466	1,349
Real estate	**3,302**	3,119	2,022
Cash and other	**2,275**	1,642	301
Total	**$ 67,200**	$ 61,699	$ 36,048
In-period growth	**9%**	71%	-

LIABILITIES

Total Liabilities

(in $ millions)	**June 30 2004**	December 31 2003
Policy liabilities	**$ 74,286**	$ 71,498
Net deferred gains on portfolio investments sold	**2,300**	2,237
Other general fund liabilities	**11,854**	12,708
Total liabilities	**$ 88,440**	$ 86,443

Total liabilities at June 30, 2004 were $88.4 billion, an increase of 2.3% from December 31, 2003.

Policy Liabilities

Policy liabilities, at $74.3 billion, represent 84% of total liabilities at June 30, 2004, compared with approximately 83% at December 31, 2003.

Other General Fund Liabilities

(in $ millions)

	June 30 2004	December 31 2003
Current income taxes	**$ 403**	$ 619
Future income taxes	**87**	-
Commercial paper and other loans	**2,385**	2,576
Funds held under reinsurance contracts	**4,375**	4,655
Other liabilities	**4,604**	4,858
Total other general fund liabilities	**$ 11,854**	$ 12,708

Total other general fund liabilities at June 30, 2004 were $11.9 billion, a decrease of $0.9 billion from December 31, 2003. Other liabilities, at $4.6 billion decreased $0.3 billion from December 31, 2003, and includes trade payables, accruals, temporary transaction related liabilities, as well as provisions for retirement benefits other than pensions.

Commercial paper and other loans include $1,996 million of long term debt associated with the Canada segment on both a direct basis and through its subsidiary CLFC, and $234 million of capital securities issued in the U.S. through its subsidiary GWL&A Financial Inc.

Included in Commercial paper and other loans is a term debt facility that formed part of the financing for the CLFC acquisition. In the second quarter, the Company repaid $200 million of the facility, reducing the outstanding amount from $596 million to $398 million.

Liquidity

The Company uses a number of techniques to manage liquidity in the general fund. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. At June 30, 2004, the Company held over $48.0 billion in highly marketable securities.

The Company maintains a $200 million committed line of credit with a Canadian chartered bank. The line of credit will provide additional support for the Company's liquidity needs.

Commitments/Contractual Obligations

(in $ millions)

	Payments Due by Period				
	Total	**within 1 year**	**1-3 years**	**4-5 years**	**over 5 years**
1) Long-term loans	$ 2,192	$ 1	$ 2	$ 398	$ 1,791
2) Operating leases					
- office	593	98	224	138	133
- equipment	31	17	14	-	-
3) Credit-related arrangements					
(a) Contractual commitments	489	479	10	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	51	29	21	1	-
Total contractual obligations	$ 3,356	$ 624	$ 271	$ 537	$ 1,924

1) Long term loans – refer to note 4 of the Company's interim financial statements.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is, from time to time, an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to note 11 of the Company's June 30, 2004 financial statements, note 20 of the Company's annual financial statements and the "Risks Associated with Letters of Credit" section of the Company's 2003 annual enhanced MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Non-Controlling Interests – Refer to note 5 of the Lifeco interim financial statements.

In addition to participating policyholder undistributed surplus and preferred shareholders of subsidiaries, the Company has a total of $800 million of capital securities/trust units issued in Canada by Great-West Life Capital Trust and Canada Life Capital Trust. The carrying value of units held by external parties at June 30, 2004 was $543 million.

On demutualization of Canada Life, $50 million of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of The Canada Life Assurance Company and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2004, following OSFI approval, $21 million of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 million (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 million and a decrease in participating policyholder surplus of $21 million.

Capital Stock and Surplus

Outstanding Share Data – refer to note 6 of the Lifeco interim financial statements.

2004 Activity – During the six months ended June 30, 2004, the Company paid dividends of $0.645 per common share for a total of $288 million and preferred share dividends of $28 million.

The Company utilizes the normal course issuer bid program to acquire common shares to mitigate the dilutive effect of stock options issued under the Company's Stock Option Plan.

In November, 2003, the Company announced a further normal course issuer bid commencing December 1, 2003 and terminating November 30, 2004. During the course of this bid, the Company may purchase up to but not more than 6,000,000 shares for cancellation. During the six months ended June 30, 2004, through the normal course issuer bid process, 1,775,100 common shares were purchased for cancellation at a cost of $88 million or $49.32 per share.

The strengthening of the Canadian dollar in 2003 resulted in decreases to the provision for unrealized gain in translation of net investment in self-sustaining operations by $77 million from June 30, 2003. In 2004, the weakening of the Canadian dollar resulted in an increase to the provision for unrealized gains of $182 million.

In total, capital stock and surplus increased by $4.7 billion, to $9.2 billion at June 30, 2004, from June 30, 2003, and increased by $623 million from December 31, 2003.

Off-Balance Sheet Arrangements

The Company enters into off-balance sheet arrangements in the normal course of operations in the form of derivative instruments and a syndicated letter of credit facility. These arrangements are described in notes 16 and 20 to Lifeco's 2003 annual financial statements.

Financial Strength
The Office of the Superintendent of Financial Institutions Canada has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. MCCSR ratios at June 30, 2004 for Great-West, London Life and Canada Life were approximately 195%, 253% and 198%, respectively. GWL&A has risk-based capital well in excess of that required by regulation.

Credit Ratings
Lifeco and its major subsidiaries continue to hold very strong ratings. There has been no change to ratings since December 31, 2003.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were assigned a negative outlook by Standard & Poor's Rating Services and Moody's Investors Service. These rating agencies continue to monitor the progress of the Company and its major subsidiaries towards restoring their pre-acquisition capital and financial leverage positions.

Rating Agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	A (high)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service*	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services*	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

* Ratings are on negative outlook

Cash Flows
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Cash flows relating to the following activities:				
Operations	**$ 843**	$ 418	**$ 1,824**	$ 1,233
Financing	**(404)**	(119)	**(591)**	336
Investment	**(368)**	(70)	**(1,358)**	(1,286)
Increase (decrease) in cash & certificates of deposit	**71**	229	**(125)**	283
Cash & certificates of deposit, beginning of period	**2,265**	966	**2,461**	912
Cash & certificates of deposit, end of period	**$ 2,336**	$ 1,195	**$ 2,336**	$ 1,195

The cash flows from operations together with the cash flows from financing for the six months ended June 30, 2004 includes CLFC activity for 2004.

The change in cash flows from financing activities reflects the raising and repayment of debt financing in connection with the CLFC acquisition. Refer to the Consolidated Statement of Cash Flows in the Company's interim financial statements.

Capital Resources
The Company has established lines of credit and has demonstrated ability to access the capital markets. The capital profile of the Company and its subsidiaries includes common and preferred share capital, long-term debt and capital securities/trust units. Refer to Lifeco's interim financial statements, notes 4, 5 and 6, for a full description of these resources.

Holding Company Structure

As a holding company, Lifeco's ability to pay interest and other operating expenses and dividends and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries.

The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Operating Results

Canada

The Canada operating results for Lifeco are the net consolidated Canadian operating income of Great-West, which includes the related segment operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the three months ended June 30	**2004**	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 1,597**	$ 1,146	39%
Self-funded premium equivalents (ASO contracts) (1)	**469**	371	26%
Segregated funds deposits: (1)			
Individual products	**493**	273	81%
Group products	**905**	323	180%
Total premiums and deposits	**3,464**	2,113	64%
Fee and other income	**169**	110	54%
Paid or credited to policyholders	**1,687**	1,212	39%
Net income attributable to:			
Preferred shareholders	**14**	6	133%
Common shareholders	**181**	117	55%
For the six months ended June 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,475**	$ 2,277	53%
Self-funded premium equivalents (ASO contracts) (1)	**938**	729	29%
Segregated funds deposits: (1)			
Individual products	**1,223**	705	73%
Group products	**2,871**	601	378%
Total premiums and deposits	**8,507**	4,312	97%
Fee and other income	**340**	217	57%
Paid or credited to policyholders	**3,703**	2,422	53%
Net income attributable to:			
Preferred shareholders	**28**	12	133%
Common shareholders	**328**	227	44%
At June 30			
Total assets	**$ 48,153**	$ 29,323	64%
Segregated funds assets (1)	**32,512**	18,976	71%
Total assets under administration	**$ 80,665**	$ 48,299	67%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Income:				
Premium income (1)	**$ 1,597**	$ 1,146	**$ 3,475**	$ 2,277
Net investment income	**625**	440	**1,270**	869
Fee and other income	**169**	110	**340**	217
Total income	**2,391**	1,696	**5,085**	3,363
Benefits and Expenses:				
Paid or credited to policyholders	**1,687**	1,212	**3,703**	2,422
Other	**464**	288	**911**	578
Amortization of finite life intangible assets	**3**	-	**6**	-
Distribution on capital trust securities	**7**	4	**14**	9
Net operating income before income taxes	**230**	192	**451**	354
Income taxes	**29**	45	**71**	84
Net income before non-controlling interests	**201**	147	**380**	270
Non-controlling interests	**6**	24	**24**	31
Net income	**$ 195**	$ 123	**$ 356**	$ 239

Summary of Net Income				
Preferred shareholder dividends	**$ 14**	$ 6	**$ 28**	$ 12
Net income - common shareholders	**181**	117	**328**	227
Net income	**$ 195**	$ 123	**$ 356**	$ 239
(1) excludes - segregated funds deposits	**$ 1,398**	$ 596	**$ 4,094**	$ 1,306
- self-funded premium equivalents (ASO)	**$ 469**	$ 371	**$ 938**	$ 729

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the three months ended June 30, 2004 increased 55% to $181 million from $117 million a year ago. For the six months ended June 30, 2004, consolidated net earnings attributable to common shareholders increased 44% to $328 million compared to $227 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Group Insurance	**$ 68**	$ 46	48%	**$ 122**	$ 82	49%
Individual Insurance & Investment Products	**117**	64	83%	**227**	124	83%
Corporate	**(4)**	7	-157%	**(21)**	21	-200%
	$ 181	$ 117	55%	**$ 328**	$ 227	44%

The increase was due to strong operating earnings for Great-West, London Life and CLFC's Canadian businesses. The CLFC results were not a part of last year's first six months numbers.

In particular, the major contributors to the year over year increase were as follows:

Group Insurance

Earnings for the quarter were $68 million compared to $46 million in 2003. For the six month period, earnings were $122 million compared to $82 million in 2003. In addition to the contribution from the Canada Life business, earnings growth was achieved through improved expense performance and favourable mortality experience. This result was offset in part by weak morbidity results in connection with long term disability.

Individual Insurance & Investment Products

Earnings for the quarter were $117 million compared to $64 million in 2003. For the six months period, earnings were $227 million compared to $124 million in 2003. In addition to the contribution from the Canada Life business, earnings growth was achieved largely through higher management fees, reflecting growth in segregated funds assets through sales and improved equity market value. Also contributing to the overall results were expense improvement and favourable interest gains.

Corporate

Earnings for the quarter were $(4) million compared to $7 million in 2003. For the six month period, a charge of $21 million in 2004 compared to $21 of income in 2003. The decrease in earnings is attributable to the cost of financing relating to the CLFC acquisition.

PREMIUMS AND DEPOSITS AND SALES

(in $ millions)

For the three months ended June 30	Premiums and Deposits 2004	Premiums and Deposits 2003	Premiums and Deposits % Change	Sales (1) 2004	Sales (1) 2003	Sales (1) % Change
Business/Product						
Group Insurance	**$ 1,088**	$ 957	14%	**$ 90**	$ 61	48%
Individual Insurance						
Life Insurance - Participating	**447**	368	21%	**18**	19	-5%
- Non-participating	**114**	68	68%	**23**	9	156%
Living Benefits	**53**	34	56%	**11**	7	57%
Retirement & Investment Services						
Individual products	**541**	321	69%	**728**	443	64%
Group products	**1,221**	365	235%	**195**	161	21%
Total premiums and deposits	**$ 3,464**	$ 2,113	64%	**$ 1,065**	$ 700	52%
Summary by Type						
Risk-based products	**$ 1,597**	$ 1,146	39%			
ASO contracts	**469**	371	26%			
Segregated funds deposits:						
- Individual products	**493**	273	81%			
- Group products	**905**	323	180%			
Total premiums and deposits	**$ 3,464**	$ 2,113	64%			

(1) Excludes Quadrus distributed mutual funds sales.

PREMIUMS AND DEPOSITS – THREE MONTHS

Total premiums and deposits for the three months ended June 30, 2004 increased $1,351 million over the $2,113 million reported in 2003. The 2004 results include the premium and deposits on the Canada Life business, which impacted all of the Company's main product lines.

Group Insurance

Premiums and deposits increased from $957 million in 2003 to $1,088 million in 2004. The increase reflects the addition of premium on the Canada Life business partly offset by a net decrease in premium on the Great-West and London Life businesses. The net decrease is a result of the impact of $204 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Individual Insurance

Premiums and deposits on life insurance products increased from $436 million in 2003 to $561 million in 2004. The increase is due to inclusion of premium on the Canada Life business. Living benefits increased from $34 million in 2003 to $53 million in 2004, reflecting growth in the existing business as well as the inclusion of the Canada Life business. The 2004 result excludes $22 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Retirement and Investment Services

Premiums and deposits on annuity products increased from $686 million in 2003 to $1,762 million in 2004. On the individual products side, the increase reflects the inclusion of Canada Life as well as the results of a stronger Registered Retirement Savings Plan (RRSP) campaign. On the Group products side, the increase reflects growth in the existing business as well as the inclusion of the Canada Life business, in particular the conversion of Canada Life's Trust business to London Life business. This conversion added $449 million of premiums and deposits for the three months ended June 30, 2004.

SALES – THREE MONTHS

Group Insurance

Sales have increased from $61 million in 2003 to $90 million in 2004. The result reflects increases of large case sales and activity increases to existing business.

Individual Insurance

Sales of life insurance products have increased from $28 million in 2003 to $41 million in 2004, and living benefit products have increased from $7 million to $11 million. Both results reflect the inclusion of Canada Life.

Retirement and Investment Services

Sales of individual and group annuity products have, in aggregate, increased from $604 million in 2003 to $923 million in 2004. The individual product result reflects the inclusion of Canada Life, as well as increased segregated fund sales at both Great-West and London Life. The group product result reflects the inclusion of Canada Life, as well as increased sales of large case pension products at Great-West and London Life.

(in $ millions)

	Premiums and Deposits			Sales (1)		
For the six months ended June 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Group Insurance	**$ 2,176**	$ 1,889	15%	**$ 155**	$ 136	14%
Individual Insurance						
Life Insurance - Participating	**870**	717	21%	**36**	36	-
- Non-participating	**223**	137	63%	**41**	18	128%
Living Benefits	**105**	67	57%	**20**	12	67%
Retirement & Investment Services						
Individual products	**1,355**	822	65%	**1,787**	1,119	60%
Group products	**3,778**	680	456%	**450**	298	51%
Total premiums and deposits	**$ 8,507**	$ 4,312	97%	**$ 2,489**	$ 1,619	54%
Summary by Type						
Risk-based products	**$ 3,475**	$ 2,277	53%			
ASO contracts	**938**	729	29%			
Segregated funds deposits:						
- Individual products	**1,223**	705	73%			
- Group products	**2,871**	601	378%			
Total premiums and deposits	**$ 8,507**	$ 4,312	97%			

(1) Excludes Quadrus distributed mutual funds sales.

PREMIUMS AND DEPOSITS – SIX MONTHS

For the six months ended June 30, 2004, total premiums and deposits increased $4,195 million over the $4,312 million reported in 2003. The 2004 results include the premium and deposits on the Canada Life business, which impacted all of the Company's main product lines.

Group Insurance

Premiums and deposits increased from $1,889 million in 2003 to $2,176 million in 2004. The increase reflects the addition of premium on the Canada Life business partly offset by a net decrease in premium on the Great-West and London Life businesses. The net decrease is a result of the impact of $412 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Individual Insurance

Premiums and deposits on life insurance products increased from $854 million in 2003 to $1,093 million in 2004. The increase is due to inclusion of premium on the Canada Life business. Living benefits increased from $67 million in 2003 to $105 million in 2004, reflecting growth in the existing business as well as the inclusion of the Canada Life business. The 2004 result excludes $45 million of premiums ceded by the Company under bulk reinsurance contracts entered into with third parties in connection with the acquisition of CLFC.

Retirement and Investment Services

Premiums and deposits on annuity products increased from $1,502 million in 2003 to $5,133 million in 2004. On the individual products side, the increase reflects the inclusion of Canada Life as well as the results of a stronger Registered Retirement Savings Plan (RRSP) campaign. On the Group products side, the increase reflects growth in the existing business as well as the inclusion of the Canada Life business, in particular the conversion of Canada Life's Trust business to London Life business. This conversion added $2,222 million of premiums and deposits in 2004.

SALES – SIX MONTHS

Group Insurance

Sales have increased from $136 million in 2003 to $155 million in 2004. The result reflects increases in large case sales and activity increases in existing businesses.

Individual Insurance

Sales of life insurance products have increased from $54 million in 2003 to $77 million in 2004, and living benefit products have increased from $12 million to $20 million. Both results reflect the inclusion of Canada Life.

Retirement and Investment Services

Sales of individual and group annuity products have, in aggregate, increased from $1,417 million in 2003 to $2,237 million in 2004. The individual product result reflects the inclusion of Canada Life, as well as strong sales in segregated funds at both Great-West and London Life. The group product result reflects the inclusion of Canada Life, as well as large case pension product sales.

Net Investment Income

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Investment income earned	**$ 554**	$ 403	37%	**$ 1,137**	$ 793	43%
Amortization of gains and losses	**77**	45		**147**	86	
Provision for credit losses	**2**	(5)		**2**	(4)	
Gross investment income	**633**	443	43%	**1,286**	875	47%
Less: investment expenses	**8**	3		**16**	6	
Net investment income	**$ 625**	$ 440	42%	**$ 1,270**	$ 869	46%

Net investment income for the three months ended June 30, 2004 increased $185 million or 42% from the same period last year primarily as a result of the inclusion of CLFC income of $222 million, which was offset by lower investment income arising from the sale of invested assets funding the CLFC acquisition.

For the six months ended June 30, 2004, net investment income increased $401 million or 46% from the same period last year, primarily as a result of the inclusion of CLFC income of $450 million, which was offset by lower investment income resulting from the sale of invested assets funding the CLFC acquisition.

Fee Income

(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Segregated funds	**$ 127**	$ 80	59%	**$ 257**	$ 160	61%
ASO contracts	**29**	21	38%	**58**	38	53%
Other	**13**	9	44%	**25**	19	32%
	$ 169	$ 110	54%	**$ 340**	$ 217	57%

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and Administrative Services Only (ASO) contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

For the six month period ended June 30, 2004, fee income on segregated fund products increased from $160 million in 2003 to $257 million in 2004, reflecting the inclusion of Canada Life, as well as strong growth in fees from new and existing business reflecting improved equity market conditions. Fee income on ASO increased from $38 million in 2003 to $58 million in 2004, reflecting the inclusion of Canada Life, as well as growth in the block of business.

Other fee income is comprised of investment and property management fees of $25 million in 2004, compared to $19 million for the same period in 2003.

For the three month period ended June 30, 2004, the reasons for the increases were similar to the six month period.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $3.7 billion was paid or credited to policyholders in the six months ended June 30, 2004, including benefits paid or credited to policyholders of CLFC.

Income Taxes

Income taxes for the three and six month periods ended June 30, 2004 were $29 million and $71 million, respectively, compared to $45 million and $84 million for the 2003 periods.

The decrease in income taxes reflects the recognition of favorable tax experience during the period. Tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Total expenses	**$ 243**	$ 164	48%	**$ 501**	$ 327	53%
Less: investment expenses	**8**	3	-	**16**	6	-
Operating expenses	**235**	161	46%	**485**	321	51%
Commissions	**185**	107	73%	**339**	217	56%
Premium taxes	**44**	20	120%	**87**	40	118%
Total	**$ 464**	$ 288	61%	**$ 911**	$ 578	58%

For the three months ended June 30, 2004, operating expenses increased $74 million when compared to the same period in 2003. The inclusion of CLFC expenses in 2004 was $85 million for operating expenses, commission payments of $38 million, and premium taxes of $15 million.

For the six months ended June 30, 2004, operating expenses increased $164 million when compared to the same period in 2003. The inclusion of CLFC expenses in 2004 was $183 million for operating expenses, commission payments of $77 million, and premium taxes of $31 million.

GREAT-WEST
LIFECO INC.

Operating Results

Europe

Effective for the second quarter of 2004, the former Canada/Europe segment has been separated into two segments, Canada and Europe for both current and comparative information. The European segment is comprised of the European insurance and annuity operations of CLFC, together with reinsurance operations of both CLFC and London Reinsurance Group (LRG).

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the three months ended June 30	**2004**	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 1,883**	$ 996	89%
Segregated funds deposits: (1)			
Individual products	**774**	-	-
Group products	**1**	-	-
Total premiums and deposits	**2,658**	996	167%
Fee and other income	**104**	-	-
Paid or credited to policyholders	**2,005**	1,093	83%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**76**	12	533%
For the six months ended June 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,185**	$ 2,148	48%
Segregated funds deposits: (1)			
Individual products	**1,640**	-	-
Group products	**2**	-	-
Total premiums and deposits	**4,827**	2,148	125%
Fee and other income	**187**	-	-
Paid or credited to policyholders	**3,400**	2,395	42%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**153**	23	565%
At June 30			
Total assets	**$ 21,301**	$ 7,300	192%
Segregated funds assets (1)	**17,141**	-	-
Total assets under administration	**$ 38,442**	$ 7,300	427%

(1) Segregated funds deposits
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds. However, the Company does earn fee and other income related to these contracts. Segregated funds are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

GREAT-WEST
LIFECO INC.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Income:				
Premium income (1)	**$ 1,883**	$ 996	**$ 3,185**	$ 2,148
Net investment income	**273**	122	**521**	288
Fee and other income	**104**	-	**187**	-
Total income	**2,260**	1,118	**3,893**	2,436
Benefits and Expenses:				
Paid or credited to policyholders	**2,005**	1,093	**3,400**	2,395
Other	**157**	8	**302**	15
Amortization of finite life intangible assets	**1**	-	**1**	-
Distribution on capital trust securities	**-**	-	**-**	-
Net operating income before income taxes	**97**	17	**190**	26
Income taxes	**24**	2	**38**	(1)
Net income before non-controlling interests	**73**	15	**152**	27
Non-controlling interests	**(3)**	3	**(1)**	4
Net income	**$ 76**	$ 12	**$ 153**	$ 23

Summary of Net Income				
Preferred shareholder dividends	**$ -**	$ -	**$ -**	$ -
Net income - common shareholders	**76**	12	**153**	23
Net income	**$ 76**	$ 12	**$ 153**	$ 23
(1) excludes - segregated funds deposits	**$ 775**	$ -	**$ 1,642**	$ -

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the three months ended June 30, 2004 increased 533% to $76 million from $12 million a year ago. For the six months ended June 30, 2004, consolidated net earnings attributable to common shareholders increased 565% to $153 million compared to $23 million a year ago.

Net Income Attributable to Common Shareholders
(in $ millions)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Insurance & Annuities	$ **59**	$ -	-	$ **115**	$ -	-
Reinsurance	**17**	12	42%	**38**	23	65%
	$ **76**	$ 12	533%	$ **153**	$ 23	565%

The 2004 Insurance & Annuities results include the operating results for CLFC which are comprised of businesses in the U.K., Ireland and various international locations.

The 2004 Reinsurance results include the operating results for the reinsurance operations of both CLFC and London Reinsurance Group (LRG). The 2003 comparative figures include LRG only. LRG results were $25 million for the six month period, compared to $23 million in 2003.

PREMIUMS AND DEPOSITS AND SALES

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended June 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Insurance & Annuities	$ **1,482**	$ -	-	$ **1,095**	$ -	-
Reinsurance	**1,176**	996	18%	**1,111**	996	12%
Total premiums and deposits	$ **2,658**	$ 996	167%	$ **2,206**	$ 996	121%
Summary by Type						
Risk-based products	$ **1,883**	$ 996	89%			
ASO contracts	**-**	-	-			
Segregated funds deposits:						
- Individual products	**774**	-	-			
- Group products	**1**	-	-			
Total premiums and deposits	$ **2,658**	$ 996	167%			

PREMIUMS AND DEPOSITS – THREE MONTHS

Total premiums and deposits for the quarter increased $1,662 million over the $996 million reported in 2003. The 2004 results include the contribution from the Canada Life business.

Insurance & Annuities

Premiums and deposits were $1,482 million for the three month period, while sales were $1,095 million. The results reflect strong sales in the U.K. payout annuity and offshore investment and single premium savings products. As well, sales of German pension products were particularly strong.

Reinsurance

Premiums and deposits increased from $996 million in 2003 to $1,176 million in 2004. LRG increased from $996 million to $1,089 million of premium.

(in $ millions)

For the six months ended June 30	Premiums and Deposits 2004	2003	% Change	Sales 2004	2003	% Change
Business/Product						
Insurance & Annuities	$ **3,034**	$ -	-	$ **2,133**	$ -	-
Reinsurance	**1,793**	2,148	-17%	**1,676**	2,148	-22%
Total premiums and deposits	$ **4,827**	$ 2,148	125%	$ **3,809**	$ 2,148	77%
Summary by Type						
Risk-based products	$ **3,185**	$ 2,148	48%			
ASO contracts	-	-	-			
Segregated funds deposits:						
- Individual products	**1,640**	-	-			
- Group products	**2**	-	-			
Total premiums and deposits	$ **4,827**	$ 2,148	125%			

PREMIUMS AND DEPOSITS – SIX MONTHS

For the six months ended June 30, 2004, total premiums and deposits increased $2,679 million over the $2,148 million reported in 2003. The 2004 results include CLFC premiums and deposits of $3,191 million and LRG premiums of $1,636 million.

Insurance & Annuities

Premiums and deposits were $3,034 million for the six month period, while sales were $2,133 million. The results reflect strong sales in the U.K. payout annuity and offshore investment and single premium savings products. As well, sales of German pension products were particularly strong.

Reinsurance

Premiums and deposits were $1,793 million, and sales were $1,676 million for the six month period.

Net Investment Income

(in $ millions)

	For the three months ended June 30 2004	2003	% Change	For the six months ended June 30 2004	2003	% Change
Investment income earned	$ **254**	$ 120	112%	$ **481**	$ 285	69%
Amortization of gains and losses	**23**	2		**47**	5	
Provision for credit losses	-	-		-	(2)	
Gross investment income	**277**	**122**	127%	**528**	**288**	83%
Less: investment expenses	**4**	-		**7**	-	
Net investment income	$ **273**	$ **122**	124%	$ **521**	$ 288	81%

Net investment income for the three months ended June 30, 2004 increased $151 million or 124% from the same period last year primarily as a result of the inclusion of CLFC income of $183 million, which was offset by investment income in 2003 on new reinsurance contracts ceded which were not present in the current year.

For the six months ended June 30, 2004, net investment income increased $233 million or 81% from the same period last year, primarily as a result of the inclusion of CLFC income of $350 million, which was offset by investment income in 2003 on new reinsurance contracts ceded which were not present in the current year.

Fee Income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees and premium loading fees.

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Segregated funds	**$ 104**	$ -	-	**$ 186**	$ -	-
Other	**-**	-	-	**1**	-	-
	$ 104	$ -	-	**$ 187**	$ -	-

Fee income on segregated fund products is derived from the management of funds. In the U.K., fee income was $117 million, and in Ireland/Germany was $69 million. For the three months ended June 30, 2004, fee income was $62 million and $42 million, for the U.K. and Ireland/Germany respectively.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $3.4 billion was paid or credited to policyholders in the six months ended June 30, 2004, compared to $2.4 million for the same period of 2003.

Income Taxes

Income taxes for the three and six month periods ended June 30, 2004 were $24 million and $38 million, respectively.

Other

Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Total expenses	**$ 92**	$ 8	-	**$ 178**	$ 15	-
Less: investment expenses	**4**	-	-	**7**	-	-
Operating expenses	**88**	8	-	**171**	15	-
Commissions	**62**	-	-	**126**	-	-
Premium taxes	**7**	-	-	**5**	-	-
Total	**$ 157**	$ 8	-	**$ 302**	$ 15	-

For the three months ended June 30, 2004, operating expenses were $88 million, and $171 million for the six month period.

GREAT-WEST
LIFECO INC.

Operating Results

United States

The United States operating results for Lifeco are the net operating income of GWL&A, and the consolidated United States operations of Great-West, which includes United States operating income of CLFC for 2004, together with an allocation of a portion of Lifeco's corporate results.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions)

For the three months ended June 30	**2004**	2003	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 460**	$ 527	-13%
Self-funded premium equivalents (ASO contracts) (1)	**1,578**	1,684	-6%
Segregated funds deposits: (1)			
Individual products	**53**	58	-9%
Group products	**567**	607	-7%
Total premiums and deposits	**2,658**	2,876	-8%
Fee and other income	**314**	289	9%
Paid or credited to policyholders	**641**	654	-2%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**154**	132	17%
For the six months ended June 30			
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 691**	$ 1,193	-42%
Self-funded premium equivalents (ASO contracts) (1)	**3,116**	3,492	-11%
Segregated funds deposits: (1)			
Individual products	**115**	152	-24%
Group products	**1,213**	1,374	-12%
Total premiums and deposits	**5,135**	6,211	-17%
Fee and other income	**592**	615	-4%
Paid or credited to policyholders	**999**	1,464	-32%
Net income attributable to:			
Preferred shareholders	**-**	-	-
Common shareholders	**313**	264	19%
At June 30			
Total assets	**$ 30,695**	$ 21,082	46%
Segregated funds assets (1)	**17,547**	16,166	9%
Total assets under administration	**$ 48,242**	$ 37,248	30%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Income:				
Premium income (1)	**$ 460**	$ 527	**$ 691**	$ 1,193
Net investment income	**427**	341	**858**	694
Fee and other income	**314**	289	**592**	615
Total income	**1,201**	1,157	**2,141**	2,502
Benefits and Expenses:				
Paid or credited to policyholders	**641**	654	**999**	1,464
Other	**326**	301	**661**	634
Amortization of finite life intangible assets	**-**	-	**-**	-
Distribution on capital trust securities	**-**	-	**-**	-
Net operating income before income taxes	**234**	202	**481**	404
Income taxes	**78**	68	**161**	138
Net income before non-controlling interests	**156**	134	**320**	266
Non-controlling interests	**2**	2	**7**	2
Net income	**$ 154**	$ 132	**$ 313**	$ 264
Summary of Net Income				
Preferred shareholder dividends	**$ -**	$ -	**$ -**	$ -
Net income - common shareholders	**154**	132	**313**	264
Net income	**$ 154**	$ 132	**$ 313**	$ 264
(1) excludes - segregated funds deposits	**$ 620**	$ 665	**$ 1,328**	$ 1,526
- self-funded premium equivalents (ASO)	**$ 1,578**	$ 1,684	**$ 3,116**	$ 3,492

Reference is made to note 12 of Lifeco's interim financial statements, Segmented Information.

NET INCOME

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the three months ended June 30, 2004, increased 17% to $154 million, compared to $132 million a year ago. For the six months ended June 30, 2004 consolidated net income attributable to common shareholders increased 19% to $313 million, compared to $264 million a year ago.

Net Income Attributable to Common Shareholders

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Healthcare	$ **60**	$ 67	-10%	$ **130**	$ 137	-5%
Financial Services	**93**	58	60%	**182**	118	54%
Corporate	**1**	7	-86%	**1**	9	-89%
	$ **154**	$ 132	17%	$ **313**	$ 264	19%
In millions US $	$ **98**	$ 83	18%	$ **198**	$ 166	19%

The increase in earnings for both the three and six month periods ended June 30, 2004, compared to a year ago, was primarily from the inclusion of the United States operations of CLFC for 2004. CLFC closed on a financial transaction on February 29, 2004, which resulted in ceding 100% of the group life and health block of business (excluding the medical stop-loss business) to Jefferson Pilot Corporation on an indemnity-coinsurance basis.

In terms of major business units, in addition to the inclusion of the U.S. operations of CLFC, the three months ended June 30, 2004 reflect the following:

- Great-West Healthcare – While second quarter earnings decreased 10% as compared to the second quarter 2003, the Company continues to experience favorable healthcare trends. Investment in disease management programs and implementation of new product designs intended to manage healthcare costs have mitigated the results of lower administrative fees, premium, and aggregate stop loss prior year deficit recoveries.
- Financial Services – The increase in earnings of 60% for the second quarter of 2004, compared to a year ago, is primarily related to the CLFC acquisition.
- Corporate – Earnings decreased primarily due to reduction in investment income.

For the six months ended June 30, 2004:

- Great-West Healthcare – The decrease in earnings of 5% for the six months ended June 30, 2004 compared to a year ago, is primarily related to lower premium and administrative fees. The investment in disease management programs and new product designs, such as Consumer Advantage, that are based upon consumer driven healthcare models have mitigated the results of lower premium and administrative fees. The Company continues to consolidate claims payment and processing locations in an effort to manage costs and service quality. In addition, Great West Healthcare has also developed a new market segment, specialty risk. This unit specializes in TPA (third party administrators) joint ventures and other strategic alliances. Results of these operations are included in the six months results.
- Financial Services – The increase in earnings of 54% for the six months ended June 30, 2004, compared to a year ago, is primarily related to the CLFC acquisition.
- Corporate – Earnings decreased primarily due to reduction in investment income.

PREMIUMS AND DEPOSITS AND SALES

(in $ millions)

	Premiums and Deposits			Sales		
For the three months ended June 30	**2004**	2003	% Change	**2004**	2003	% Change
Business/Product						
Healthcare						
Group life and health	**$ 1,687**	$ 1,966	-14%	**$ 208**	$ 169	23%
Financial Services						
Individual Markets	**223**	171	30%	**58**	65	-11%
Retirement Services	**748**	739	1%	**283**	297	-5%
Total premiums and deposits	**$ 2,658**	$ 2,876	-8%	**$ 549**	$ 531	3%
Summary by Type						
Risk-based products	**$ 460**	$ 527	-13%			
ASO contracts	**1,578**	1,684	-6%			
Segregated funds deposits:						
- Individual products	**53**	58	-9%			
- Group products	**567**	607	-7%			
Total premiums and deposits and sales	**$ 2,658**	$ 2,876	-8%			
Total premiums and deposits and sales US $	**$ 1,956**	$ 2,064	-5%	**$ 395**	$ 390	1%

PREMIUMS AND DEPOSITS – THREE MONTHS

For the three months ended June 30, 2004, premiums and deposits were $2,658 million in total: $460 million of risk-based product premiums, $620 million of segregated funds deposits, and $1,578 million of ASO contract premiums. Excluding the $143 million of reinsurance ceded to a third party reinsurer of GWL&A, group health stop loss business in the Healthcare line is down 7% compared to the same period last year. The majority of the decrease in the Great-West Healthcare segment reflects the strengthening of the Canadian dollar, as well as the decline in membership during 2003. This membership trend has begun to reverse in 2004. Total health care membership at June 30, 2004 of 1.913 million members increased 3.8% from 1.843 million members at March 31, 2004. March 31, 2004 membership included 0.037 million members from the Canada Life acquisition of stop loss business. The increase is primarily the result of lower terminations in all market segments.

The increase in premiums and deposits in the Financial Services segment from 2003 (excluding reinsurance) was attributed to the CLFC acquisition. Participant accounts in the retirement services markets (including third-party administration and institutional) increased 1% reflecting a net growth in participant accounts of 14,219 for the three months ended June 30, 2004.

SALES – THREE MONTHS

The increase in sales for the three months ended June 30, 2004 was driven by the Great-West Healthcare segment increase of 23%, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. This included the re-branding effort and the development of a centralized proposal process as well as a re-focus on sales efforts. The increase was offset somewhat by the strengthening of the Canadian dollar. Financial Services decreased by 6% due to the strengthening of the Canadian dollar; in U.S. dollars, sales were essentially flat.

GREAT-WEST
LIFECO INC.

(in $ millions)

For the six months ended June 30	Premiums and Deposits			Sales		
	2004	2003	% Change	**2004**	2003	% Change
Business/Product						
Healthcare						
Group life and health	**$ 3,057**	$ 4,147	-26%	**$ 1,011**	$ 574	76%
Financial Services						
Individual Markets	**492**	377	31%	**113**	154	-27%
Retirement Services	**1,586**	1,687	-6%	**672**	740	-9%
Total premiums and deposits	**$ 5,135**	$ 6,211	-17%	**$ 1,796**	$ 1,468	22%
Summary by Type						
Risk-based products	**$ 691**	$ 1,193	-42%			
ASO contracts	**3,116**	3,492	-11%			
Segregated funds deposits:						
- Individual products	**115**	152	-24%			
- Group products	**1,213**	1,374	-12%			
Total premiums and deposits and sales	**$ 5,135**	$ 6,211	-17%			
Total premiums and deposits and sales US $	**$ 3,833**	$ 4,272	-10%	**$ 1,340**	$ 1,010	33%

PREMIUMS AND DEPOSITS – SIX MONTHS

For the six months ended June 30, 2004, premiums and deposits were $5,135 million in total: $691 million of risk-based product premiums (including coinsurance ceded premium of $429 million), $1,328 million of segregated funds deposits, and $3,116 million of ASO contract premiums. The health care business, when excluding the 2004 impact of $429 million of premium ceded associated with the sale of Canada Life Group Life and Health business, the $281 million of reinsurance ceded to a third party reinsurer of GWL&A group health stop loss business and $82 million from Canada Life, decreased by 11% compared to the same period last year. The majority of the decrease is related to the strengthening of the Canadian dollar and the remaining due to the decline in membership during 2003. This membership trend has begun to reverse in 2004. Total health care membership at June 30, 2004 of 1.913 million members increased from 1.856 million members at December 31, 2003, however, is still 0.7% lower than the 1.927 million members at June 30, 2003. Membership at June 30, 2004 included the stop loss membership obtained in the Canada Life acquisition of .039 million. This was not reflected in the December 31, 2003 membership. Without Canada Life, the membership increase from December 31, 2003 would be 1.0%. Much of the health care decline can be attributed to terminations resulting from pricing action related to target margins, but sales and services efforts in 2004 are resulting in higher persistency and higher sales contributing to the membership growth.

The increase in premiums and deposits in the Financial Services segment from 2003 was attributed to the CLFC acquisition. Participant accounts in the retirement services markets (including third-party administration and institutional) have increased 3.8% reflecting a net growth in participant accounts of 88,186 for the six months ended June 30, 2004.

SALES – SIX MONTHS

The increase in sales for the six months ended June 30, 2004 was driven by the Great-West Healthcare segment increase of 76%, primarily due to the impact of efforts taken in 2003 to reorganize the sales force. These efforts reflected an increase in both the number of cases sold and average size of cases sold in all market segments. The increase was offset somewhat by the strengthening of the Canadian dollar. Financial Services decreased by 12% due to the decrease in sales in the individual annuity lines of business.

Net Investment Income

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Investment income earned	**$ 404**	$ 324	25%	**$ 812**	$ 665	22%
Amortization of gains and losses	**23**	16	44%	**47**	26	81%
Provision for credit losses	**5**	4	25%	**8**	9	-11%
Gross investment income	**432**	344	26%	**867**	700	24%
Less: investment expenses	**5**	3	67%	**9**	6	50%
Net investment income	**$ 427**	$ 341	25%	**$ 858**	$ 694	24%

Net investment income for the three months ended June 30, 2004 increased by $86 million or 25% from the same period last year primarily as a result of the inclusion of CLFC income.

For the six months ended June 30, 2004, net investment income increased by $164 million or 24% from the same period last year, primarily as a result of the inclusion of CLFC income.

Fee Income

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. 2004 results include CLFC fee income.

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Segregated funds	**$ 59**	$ 52	13%	**$ 115**	$ 105	10%
ASO contracts	**221**	210	5%	**412**	450	-8%
Other	**34**	27	26%	**65**	60	8%
	$ 314	$ 289	9%	**$ 592**	$ 615	-4%

For the three months ended June 30, 2004, fee income increased 9% compared to the same period in 2003. Segregated funds increased due to the improvement in equity markets. Administrative fees are higher than prior year, due to an $18 million Minimum Premium Plan reclass from premium done in the second quarter. This increase is offset by lower administrative fees due to lower membership, as well as the strengthening Canadian dollar.

For the six months ended June 30, 2004, fee income decreased 4% compared to the same period in 2003, which is the net result of an increase in segregated funds due to the improvement in the equity markets being more than offset by a decrease associated with the change in the US dollar translation rates.

Paid or Credited to Policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

For the three months ended June 30, 2004, amounts paid or credited to policyholders increased by $130 million or 20%, excluding $143 million of benefits reinsured to a third party reinsurer of GWL&A group health stop loss business, compared to the same period of 2003. The increase is primarily due to the impact of CLFC activity.

For the six months ended June 30, 2004, amounts paid or credited to policyholders increased by $245 million or 16%, after excluding the $710 million reductions for the sale of CLFC group life and health business and reinsurance ceded to a third party reinsurer of GWL&A group health stop loss business, compared to the same period of 2003. This increase is primarily due to the impact of CLFC activity.

Other
Included in other benefits and expenses are operating expenses, commission payments, as well as premium taxes.

(in $ millions)	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Total expenses	**$ 255**	$ 236	8%	**$ 509**	$ 502	1%
Less: investment expenses	**5**	3	67%	**9**	6	50%
Operating expenses	**250**	233	7%	**500**	496	1%
Commissions	**66**	56	18%	**139**	116	20%
Premium taxes	**10**	12	-17%	**22**	22	-
Total	**$ 326**	$ 301	8%	**$ 661**	$ 634	4%

Operating expenses, commission payments and premium tax payments increases are primarily due to the inclusion of CLFC in 2004.

For the three months ended June 30, 2004, operating expenses increased 7%, to $250 million, from the same period in 2003, due to the CLFC expenses which more than offset the strengthening of the Canadian dollar. Commission payments are up 18% due to CLFC commissions totaling $5 million. Premium tax payments are down 17% as the result of lower taxable premium.

For the six months ended June 30, 2004, operating expenses increased 1%, to $500 million, from the same period in 2003, as the Canadian dollar strengthening was offset by the additional CLFC expenses. Commission payments are up 20% due to CLFC commissions totaling $23 million. Premium tax payments remained relatively flat.

GREAT-WEST
LIFECO INC.

Operating Results

Lifeco Corporate

The Lifeco Corporate segment, established in the fourth quarter of 2003, captures operating results for activities of Lifeco that are not assigned or associated with the major business units of the Company.

FINANCIAL INFORMATION
Consolidated Operations
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Income:				
Premium income	$ -	$ -	$ -	$ -
Net investment income	-	-	-	-
Fee and other income	-	-	-	-
Total income	-	-	-	-
Benefits and Expenses:				
Paid or credited to policyholders	-	-	-	-
Other	2	-	2	-
Restructuring costs	9	-	18	-
Amortization of finite life intangible assets	-	-	-	-
Distribution on capital trust securities	-	-	-	-
Net operating income before income taxes	(11)	-	(20)	-
Income taxes	(1)	-	(3)	-
Net income before non-controlling interests	(10)	-	(17)	-
Non-controlling interests	-	-	-	-
Net income	$ (10)	$ -	$ (17)	$ -
Summary of Net Income				
Preferred shareholder dividends	$ -	$ -	$ -	$ -
Net income - common shareholders	(10)	-	(17)	-
Net income	$ (10)	$ -	$ (17)	$ -

Corporate net earnings for Lifeco, attributable to common shareholders, were a charge of $17 million comprised of restructuring costs incurred to June 30, 2004 related to the CLFC acquisition of $13 million, $3 million of U.S. withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $1 million of operating expense incurred at the Lifeco level. For the three month period, restructuring costs incurred were $6 million, withholding tax of $3 million, and operating expense of $1 million.

OTHER INFORMATION
Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

GREAT-WEST LIFECO INC.

RELEASE

Readers are referred to the disclaimer regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports second quarter 2004 results, dividend increase and announces two for one subdivision of common shares

Winnipeg, July 28, 2004 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders, excluding restructuring charges related to the acquisition of Canada Life Financial Corporation (CLFC), of $407 million for the three months ended June 30, 2004, compared to $261 million reported a year ago, an increase of 56%. On a per share basis, this represents $0.912 per common share for the second quarter of 2004, an increase of 28%, compared to a year ago. Net income, after restructuring costs, attributable to common shareholders for the quarter was $401 million or $0.898 per common share.

For the six months ended June 30, 2004, net income attributable to common shareholders, excluding restructuring charges, was $790 million, an increase of 54% compared to $514 million for 2003, or $1.768 per common share, an increase of 26% compared to $1.405 per common share for 2003. Net income, after restructuring costs, attributable to common shareholders was $777 million or $1.739 per common share for the six months of 2004.

Lifeco experienced solid growth overall in the second quarter, with strong operating results in all major business segments, a substantial increase in assets under administration, and significant growth in net income attributable to common shareholders.

Highlights

- For the second quarter of 2004, common shareholder net income, excluding restructuring charges, increased 56% compared to the second quarter of 2003.
- Return on common shareholders' equity, excluding restructuring costs, was 19.4% for the twelve months ended June 30, 2004.
- Earnings per common share, for the second quarter of 2004, excluding restructuring charges, increased 28% compared to a year ago.
- Assets under administration at June 30, 2004 totalled $167.3 billion, up $8.2 billion from December 31, 2003 levels.
- Quarterly dividends declared were 36.25¢ per common share, an increase of 4¢ per share, payable September 30, 2004. Dividends paid on common shares for the first six months of 2004 were 19% higher than a year ago.

Consolidated net earnings for Lifeco are the net operating earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

The results for the second quarter of 2004 include the effects of the Canada Life Financial Corporation (CLFC) acquisition, which closed on July 10, 2003. The comparative figures for 2003 do not include the results of CLFC.

Effective for the second quarter of 2004, the former Canada/Europe segment has been separated into two segments, Canada and Europe for both current and comparative information. The European segment is comprised of the European insurance and annuity operations of CLFC, together with the reinsurance operations of both CLFC and London Reinsurance Group Inc.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2004 increased 55% to $181 million from $117 million a year ago. For the six months ended June 30, 2004, earnings were up 44% to $328 million, compared to $227 million at June 30, 2003.

Total premiums and deposits for the six months ended June 30, 2004 increased $4.2 billion from 2003 levels, while fee income for the period increased $123 million.

In addition to the inclusion of CLFC business, results reflect strong operating earnings for Great-West, London Life and Canada Life, including significant increases in segregated funds deposits and growth in assets.

Total assets under administration at June 30, 2004 were $80.7 billion, up $4.4 billion from December 31, 2003 levels, with increases in general funds of $1.2 billion and in segregated funds of $3.2 billion.

EUROPE

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the second quarter of 2004 were $76 million, up from $12 million a year ago. For the six months ended June 30, 2004, earnings were $153 million, compared to $23 million at June 30, 2003.

Total premiums and deposits for the six months ended June 30, 2004 of $4.8 billion represents an increase of $2.7 billion from 2003 levels, and fee income for the six months ended June 30, 2004 was $187 million.

The changes are almost entirely due to the inclusion of CLFC results in 2004.

Total assets under administration at June 30, 2004 were $38.4 billion, up $2.6 billion from December 31, 2003 levels, with increases in general funds of $1.0 billion and in segregated funds of $1.6 billion.

.../3

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter of 2004 increased 17% to $154 million from $132 million a year ago. For the six months ended June 30, 2004, earnings were up 19% to $313 million, compared to $264 million at June 30, 2003.

The increases were primarily related to favourable results for Financial Services reflecting the inclusion of CLFC in 2004.

Total premiums and deposits for the six months ended June 30, 2004 reflect increases for Financial Services retirement products and decreases in Healthcare premiums, essentially reflecting the cession of Canada Life's U.S. group business during the first quarter of 2004.

An increase in fee income for the six months ended June 30, 2004, compared to a year ago, was mitigated by the change in the value of Canadian currency.

Total assets under administration were $48.2 billion at June 30, 2004 up $1.2 billion from December 31, 2003 levels, essentially reflecting increases in segregated funds.

CORPORATE

Corporate net earnings for Lifeco, attributable to common shareholders, were a net charge of $10 million for the second quarter of 2004, and a net charge of $17 million for the six months ended June 30, 2004. These results are comprised mainly of restructuring costs related to the CLFC acquisition.

SUBDIVISION OF COMMON SHARES

Lifeco announced its intention to subdivide its outstanding common shares on a two for one basis. Details of the manner in which the subdivision will be effected, including record date, will be announced later.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.3625 per share on the common shares of the Company payable September 30, 2004 to shareholders of record at the close of business September 2, 2004.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share; and
- Series F First Preferred Shares $0.36875 per share payable September 30, 2004 to shareholders of record at the close of business September 2, 2004;
- Class A, Series 1 Preferred Shares $0.3125 per share payable October 31, 2004 to shareholders of record at the close of business October 1, 2004.

.../4

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its companies, including Canada Life have more than $167 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Forward-Looking Information and Non-GAAP Financial Measures

This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements.

Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance excluding acquisition related restructuring charges. These are non-GAAP financial measures that do not have standard meanings and are not directly comparable to similar measures used by other issuers.

Further information
Selected financial information is attached.

Great-West Lifeco's second quarter analyst teleconference will be held Wednesday, July 28, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-405-8532
- Participants from North America: 1-877-295-2825
- Participants from Overseas: Dial international access code first, then 800-3420-4230.

A replay of the call will be available from July 28, until August 4, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3079757#).

Additional information relating to Lifeco, including most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), Annual Information Form (AIF) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,940**	$ 2,669	48%	**$ 7,351**	$ 5,618	31%
Self-funded premium equivalents (ASO contracts) (1)	**2,047**	2,055	0%	**4,054**	4,221	-4%
Segregated funds deposits: (1)						
Individual products	**1,320**	331	299%	**2,978**	857	247%
Group products	**1,473**	930	58%	**4,086**	1,975	107%
Total premiums and deposits	**8,780**	5,985	47%	**18,469**	12,671	46%
Fee and other income	**587**	399	47%	**1,119**	832	34%
Paid or credited to policyholders	**4,333**	2,959	46%	**8,102**	6,281	29%
Net income attributable to:						
Preferred shareholders	**14**	6	133%	**28**	12	133%
Common shareholders before restructuring costs (2)	**407**	*261*	*56%*	**790**	514	*54%*
Restructuring costs after tax (2)	**6**	-		**13**	-	
Common shareholders	**401**	261	54%	**777**	514	51%
Per Common Share						
Basic earnings before restructuring costs (2)	**$ 0.912**	$ 0.715	28%	**$ 1.768**	$ 1.405	26%
Restructuring costs after tax (2)	**0.014**	-		**0.029**	-	
Basic earnings after restructuring costs	**0.898**	0.715	26%	**1.739**	1.405	24%
Dividends paid	**0.3225**	0.270	19%	**0.645**	0.540	19%
Book value per common share				**18.14**	11.21	62%
Return on common shareholders' equity (12 months):						
Net income before restructuring costs (2)				**19.4%**	24.5%	
Net income				**19.0%**	24.5%	
At June 30						
Total assets				**$ 100,149**	$ 57,705	74%
Segregated funds assets (1)				**67,200**	35,142	91%
Total assets under administration				**$ 167,349**	$ 92,847	80%
Capital stock and surplus				**$ 9,213**	$ 4,525	104%

(1) Segregated funds deposits and self-funded premium equivalents (ASO contracts)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

(2) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC (see note 2 *in the Company's interim financial statements*). The costs include approximately $350 that was recognized as part of the purchase equation of CLFC, and $98 to be charged to income as it is incurred. Of this latter amount, shareholder net income for the six months ended June 30, 2004 includes restructuring costs of $13 after tax or $.029 per common share; shareholder net income for the three months ended June 30, 2004 includes restructuring costs of $6 after tax or $.014 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring as a measure of earnings performance, excluding restructuring charges related to the acquisition of CLFC, and incurred during the period.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions, except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Income				
Premium income	**$ 3,940**	$ 2,669	**$ 7,351**	$ 5,618
Net investment income	**1,325**	903	**2,649**	1,851
Fee and other income	**587**	399	**1,119**	832
	5,852	3,971	**11,119**	8,301
Benefits and Expenses				
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,333**	2,959	**8,102**	6,281
Commissions	**314**	163	**605**	333
Operating expenses	**572**	402	**1,156**	832
Restructuring costs (note 2)	**9**	-	**18**	-
Premium taxes	**63**	32	**115**	62
Amortization of finite life intangible assets (note 3)	**4**	-	**7**	-
Distribution on capital trust securities (note 5)	**7**	4	**14**	9
Net income before income taxes	**550**	411	**1,102**	784
Income taxes - current	**40**	163	**204**	244
- future	**90**	(48)	**63**	(23)
Net income before non-controlling interests	**420**	296	**835**	563
Non-controlling interests (note 5)	**5**	29	**30**	37
Net income	**$ 415**	$ 267	**$ 805**	$ 526
Earnings per common share (note 10)				
Basic	**$ 0.898**	$ 0.715	**$ 1.739**	$ 1.405
Diluted	**$ 0.890**	$ 0.707	**$ 1.723**	$ 1.390

Summary of Net Income				
Preferred shareholder dividends	**$ 14**	$ 6	**$ 28**	$ 12
Net income - common shareholders	**401**	261	**777**	514
Net income	**$ 415**	$ 267	**$ 805**	$ 526
Average number of shares outstanding - basic			446,517,952	365,889,909
Average number of shares outstanding - diluted			450,628,780	369,836,804

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	June 30, 2004	December 31, 2003	June 30, 2003
Assets			
Bonds	**$ 56,560**	$ 54,208	$ 32,761
Mortgage loans	**15,058**	15,088	7,441
Stocks	**3,395**	3,199	1,445
Real estate	**1,629**	1,594	1,122
Loans to policyholders	**6,918**	6,566	5,581
Cash and certificates of deposit	**2,336**	2,461	1,195
Funds withheld by ceding insurers	**3,872**	4,142	4,617
Premiums in course of collection	**436**	448	307
Interest due and accrued	**849**	882	446
Future income taxes	**389**	482	131
Goodwill (note 3(a))	**5,332**	5,265	1,147
Intangible assets (note 3(b))	**1,530**	1,398	529
Other assets	**1,845**	1,718	983
Total assets	**$ 100,149**	$ 97,451	$ 57,705
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 69,866**	$ 66,999	$ 41,825
Provision for claims	**1,060**	1,092	572
Provision for policyholder dividends	**541**	544	349
Provision for experience rating refunds	**639**	840	808
Policyholder funds	**2,180**	2,023	1,881
	74,286	71,498	45,435
Commercial paper and other loans (note 4)	**2,385**	2,576	1,547
Current income taxes	**403**	619	509
Funds held under reinsurance contracts	**4,375**	4,655	-
Future income taxes	**87**	-	-
Other liabilities	**3,978**	4,355	2,436
Repurchase agreements	**626**	503	255
Net deferred gains on portfolio investments sold	**2,300**	2,237	1,012
	88,440	86,443	51,194
Non-controlling interests (note 5)	**2,496**	2,418	1,986
Capital Stock and Surplus			
Capital stock (note 6)	**5,780**	5,783	1,983
Surplus	**3,437**	2,993	2,651
Provision for unrealized gain (loss) on translation of net investment in foreign operations	**(4)**	(186)	(109)
	9,213	8,590	4,525
Liabilities, capital stock and surplus	**$ 100,149**	$ 97,451	$ 57,705

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2004	2003
Balance, beginning of year	**$ 2,993**	$ 2,382
Net income	**805**	526
Change in accounting policy (note 1(b))	**(4)**	-
Contributed surplus - Stock option expense		
Change in accounting policy (note 1(b))	**5**	-
Current year expense (note 7)	**3**	-
Repatriation of Canada Life seed capital from participating policyholder account (note 5 (b))	**21**	-
Common share cancellation excess	**(70)**	(47)
Dividends to shareholders		
Preferred shareholders	**(28)**	(12)
Common shareholders	**(288)**	(198)
Balance, end of period	**$ 3,437**	$ 2,651

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
Operations				
Net income	**$ 415**	$ 267	**$ 805**	$ 526
Adjustments for non-cash items:				
Change in policy liabilities	**1,003**	(185)	**1,680**	(71)
Change in funds withheld by ceding insurers	**42**	174	**270**	169
Change in current income taxes payable	**(147)**	64	**(218)**	57
Future income tax expense	**90**	(48)	**63**	(23)
Other	**(560)**	146	**(776)**	575
Cash flows from operations	**843**	418	**1,824**	1,233
Financing Activities				
Issue of common shares	**3**	6	**15**	8
Purchased and cancelled common shares	**(55)**	(31)	**(88)**	(53)
Issue of debentures	**-**	-	**-**	600
Repayment of commercial paper and other loans	**6**	11	**(2)**	(3)
Partial repayment of five year term facility (note 4)	**(200)**	-	**(200)**	-
Debenture issue costs	**-**	-	**-**	(6)
Dividends paid	**(158)**	(105)	**(316)**	(210)
	(404)	(119)	**(591)**	336
Investment Activities				
Bond sales and maturities	**9,988**	8,005	**20,203**	14,836
Mortgage loan repayments	**646**	308	**1,101**	641
Stock sales	**232**	71	**650**	296
Real estate sales	**21**	120	**55**	176
Change in loans to policyholders	**(181)**	(55)	**(192)**	(73)
Change in repurchase agreements	**(124)**	65	**103**	(197)
Reinsurance transactions	**(8)**	-	**(436)**	-
Investment in bonds	**(10,257)**	(8,261)	**(21,170)**	(16,426)
Investment in mortgage loans	**(349)**	(183)	**(815)**	(306)
Investment in stocks	**(290)**	(129)	**(790)**	(214)
Investment in real estate	**(46)**	(11)	**(67)**	(19)
	(368)	(70)	**(1,358)**	(1,286)
Increase (decrease) in cash and certificates of deposit	**71**	229	**(125)**	283
Cash and certificates of deposit, beginning of period	**2,265**	966	**2,461**	912
Cash and certificates of deposit, end of period	**$ 2,336**	$ 1,195	**$ 2,336**	$ 1,195

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions, except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2004 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2003, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2003.

(b) New Accounting Requirements for 2004

Stock Based Compensation

Effective January 1, 2004, the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy has been applied retroactively without restatement of prior years' financial statements and, results in a charge of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

Interim Financial Statements

Effective June 30, 2004, the CICA Handbook Section 1751 Interim Financial Statements was amended to require disclosure of the total benefit cost for employee future benefits. This change in accounting policy has been applied prospectively (see note 9).

(c) Certain of 2003 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Restructuring Costs

Following the acquisition of CLFC on July 10, 2003, the Company developed a plan to restructure and exit selected operations of Canada Life Financial Corporation (CLFC). The Company expects the restructuring to be substantially completed by the end of 2004. Costs are expected to be incurred as a result and consist primarily of exit and consolidation activities involving operations, facilities, systems and compensation costs. Expected total restructuring costs have been revised during the second quarter of 2004 from $497 to $448. The costs include approximately $350 that was recognized as part of the purchase equation of CLFC. Costs of approximately $98 are expected to be charged to income as incurred.

The following details the amount and status of restructuring and exit program costs for the period ended June 30, 2004:

	Expected total costs	Amounts utilized - 2003	Amounts utilized - 2004	Total amounts utilized	Balance June 30, 2004
Eliminating duplicate systems	$ 128	$ 13	$ 30	$ 43	$ 85
Exiting and consolidating operations	115	28	30	58	57
Compensation costs	205	84	50	134	71
	$ 448	$ 125	$ 110	$ 235	$ 213
Accrued on acquisition	$ 350	$ 94	$ 92	$ 186	$ 164
Expense as incurred	98	31	18	49	49
	$ 448	$ 125	$ 110	$ 235	$ 213
Canada	$ 356	$ 95	$ 87	$ 182	$ 174
Europe	47	13	4	17	30
United States	45	17	19	36	9
	$ 448	$ 125	$ 110	$ 235	$ 213

3. Goodwill and Intangible Assets

(a) Carrying value of goodwill and changes in carrying value of goodwill for the six months ended June 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 5,265**	$ 1,158
Changes in allocation of purchase price of CLFC	**66**	-
Changes in foreign exchange rates	**1**	(11)
Balance, end of period	**$ 5,332**	$ 1,147

The change in the allocation of the purchase price of CLFC consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities assumed of $164 and decreases in the value of other liabilities assumed of $62.

The goodwill arising from the CLFC acquisition may be adjusted in 2004 in terms of amount and allocation to the Company's major reportable segments as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed of CLFC.

(b) Carrying value of intangible assets and changes in carrying value of intangible assets for the six months ended June 30 are as follows:

	2004	2003
Balance, beginning of year	**$ 1,398**	$ 529
Changes in allocation of purchase price of CLFC	**127**	-
Amortization of finite life intangible assets	**(7)**	-
Changes in foreign exchange rates	**12**	-
Balance, end of period	**$ 1,530**	$ 529

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC. These finite life intangible assets are amortized on a straight-line basis over a period not exceeding 30 years.

4. Commercial Paper and Other Loans

Commercial paper and other loans consist of the following:

	June 30, 2004	December 31, 2003	June 30, 2003
Short Term			
Commercial paper and other short term borrowings with interest rates from 1.2% to 1.3% (1.4% in 2003)	**$ 130**	$ 124	$ 138
Revolving credit in respect of reinsurance business with interest rates from 1.3% to 2.8% maturing within one year (1.6% to 3.4% in 2003)	**25**	29	33
Total short term	**155**	153	171
Long Term			
Operating:			
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% in 2003	**-**	-	126
Other notes payable with interest of 8.0%	**11**	12	13
	11	12	139
Capital:			
Five year term facility at rates of: $237 at Canadian 90-day Bankers' Acceptance, $79 at 30-day Bankers' Acceptance; $62 at 90-day LIBOR rate $20 at 30-day LIBOR rate	**398**	596	-
Subordinated debentures due September 11, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**276**	278	-
Series A subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%	**210**	210	-
6.75% Debentures due August 10, 2015, unsecured	**200**	200	200
6.14% Debentures due March 21, 2018, unsecured	**200**	200	200
Series B 6.40% Debentures due December 11, 2028, unsecured	**101**	101	-
6.74% Debentures due November 24, 2031, unsecured	**200**	200	200
6.67% Debentures due March 21, 2033, unsecured	**400**	400	400
7.25% Subordinated capital income securities redeemable by the Company on or after June 30, 2004, due June 30, 2048, unsecured (U.S.$175)	**234**	226	237
Sub total	**2,219**	2,411	1,237
Total long term	**2,230**	2,423	1,376
Total	**$ 2,385**	$ 2,576	$ 1,547

On June 30, 2004 the Company repaid $200 principal amount of the five year term facility.

5. Non-Controlling Interests

The Company controlled a 100% equity interest in The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2004, December 31, 2003 and June 30, 2003 and in The Canada Life Assurance Company (Canada Life) at June 30, 2004 and December 31, 2003. The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and its subsidiaries are:

	For the three months ended June 30		For the six months ended June 30	
a)	**2004**	2003	**2004**	2003
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West	**$ 25**	$ 25	**$ 49**	$ 50
London Life	**136**	155	**278**	288
Canada Life	**39**	-	**85**	-
GWL&A	**43**	42	**101**	89
Policyholder dividends				
Great-West	**(22)**	(22)	**(44)**	(45)
London Life	**(128)**	(135)	**(258)**	(265)
Canada Life	**(49)**	-	**(95)**	-
GWL&A	**(43)**	(40)	**(95)**	(87)
Net income	**1**	25	**21**	30
Preferred shareholder dividends of subsidiaries	**4**	3	**9**	6
Non-controlling interests in capital stock and surplus	**-**	1	**-**	1
Total	**$ 5**	$ 29	**$ 30**	$ 37
Distribution on Great-West Life Capital Trust Securities	**$ 5**	$ 5	**$ 10**	$ 10
Distribution on Canada Life Capital Trust Securities	**7**	-	**14**	-
Trust units held by consolidated group as temporary investments	**(5)**	(1)	**(10)**	(1)
Total	**$ 7**	$ 4	**$ 14**	$ 9

b) As at	June 30, 2004	December 31, 2003	June 30, 2003
Participating policyholder undistributed surplus			
Great-West	**$ 349**	$ 345	$ 335
London Life	**1,007**	985	928
Canada Life	**12**	50	-
GWL&A	**216**	202	210
	1,584	1,582	1,473
Preferred shareholders of subsidiaries	**369**	370	209
Non-controlling interests in capital stock and surplus	**-**	-	1
Trust units issued by Great-West Life Capital Trust	**350**	350	350
Trust units issued by Canada Life Capital Trust	**450**	450	-
Acquisition related fair market value adjustment	**39**	41	-
Trust securities held by consolidated group as temporary investments	**(296)**	(375)	(47)
	543	466	303
	$ 2,496	$ 2,418	$ 1,986

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of The Canada Life Assurance Company and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During the second quarter of 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the participating policyholder account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

GREAT-WEST
LIFECO INC.

6. Capital Stock

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares
Unlimited Common Shares

Issued and Outstanding

	June 30, 2004		December 31, 2003		June 30, 2003	
	Number	**Stated Value**	Number	Stated Value	Number	Stated Value
Preferred Shares:						
Series C, 7.75% Non-Cumulative First Preferred Shares	-	$ -	-	$ -	4,000,000	$ 100
Series D, 4.70% Non-Cumulative First Preferred Shares	**8,000,000**	**200**	8,000,000	200	8,000,000	200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,868,131**	**597**	23,868,131	597	-	-
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,006**	**199**	7,957,006	199	-	-
Series 1, 5.00% Non-Cumulative Class A Preferred Shares	**5,192,242**	**130**	5,192,242	130	5,192,242	130
Balance, end of period	**45,017,379**	**$ 1,126**	45,017,379	$ 1,126	17,192,242	$ 430
Common Shares:						
Balance, beginning of year	**446,561,962**	**$ 4,657**	366,376,712	$ 1,552	366,376,712	$ 1,552
Purchased and cancelled under Normal Course Issuer Bid	**(1,775,100)**	**(18)**	(3,853,600)	(32)	(1,411,900)	(6)
Issued under Stock Option Plan	**1,035,439**	**15**	840,937	13	497,871	7
Private placement	-	-	23,964,213	900	-	-
Issued on acquisition of CLFC	-	-	55,958,505	2,102	-	-
Issued and exchange for vested CLFC options	-	-	3,275,195	122	-	-
Balance, end of period	**445,822,301**	**$ 4,654**	446,561,962	$ 4,657	365,462,683	$ 1,553
Total Capital Stock		**$ 5,780**		$ 5,783		$ 1,983

7. Stock Based Compensation

Under the Company's stock option plan 141,000 options were granted during the first quarter, and 142,500 options were granted during the second quarter of 2004 (367,000 options were granted during the first quarter, and 131,750 options were granted during the second quarter of 2003). The weighted-average fair value of options granted during the six months ended June 30, 2004 was $12.90 per option ($9.93 per option during the six months ended June 30, 2003). The fair value of each option granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for the options granted for the three months ended June 30, 2004 and June 30, 2003 respectively: dividend yield 2.723% (2.815%), expected volatility 25.45% (26.18%), risk-free interest rate 4.344% (4.724%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting compensation expense has been recorded on the options granted under the Company's stock option plan since January 1, 2002 based on the fair value of the options granted, amortized over the vesting period. Compensation expense of $3 million, after tax, has been recognized for the six months ended June 30, 2004. For the six months ended June 30, 2003, the intrinsic value based method of accounting was applied, and as a result, no compensation expense was recorded for options granted under the Company's plan. Had the fair value based method of accounting been applied, compensation expense, net of tax, would have been recorded for the options granted under the Company's plan since January 1, 2002. The Company's net income for the six months ended June 30, 2003 on this basis would have been reduced by less than $1 million.

8. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $429 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction of premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $464, a reduction of policyholder liabilities of $429, and a reduction of other liabilities of $35.

9. Pension Plans and Other Post Retirement Benefits

The total benefit costs for the periods ending June 30, 2004 included in benefits and expenses are as follows:

	For the three months ended June 30	For the six months ended June 30
Pension benefits	$ 18	$ 29
Other benefits	14	28
Total	$ 32	$ 57

10. Earnings Per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30		For the six months ended June 30	
	2004	2003	**2004**	2003
a) Earnings				
Net income - common shareholders	**$ 401**	$ 261	**$ 777**	$ 514
b) Number of Common Shares at June 30				
Average number of common shares outstanding			**446,517,952**	365,889,909
Add:				
-Potential exercise of outstanding stock options			**4,110,828**	3,946,895
Average number of common shares outstanding - diluted basis			**450,628,780**	369,836,804
Earnings per Common Share				
Basic	**$ 0.898**	$ 0.715	**$ 1.739**	$ 1.405
Diluted	**$ 0.890**	$ 0.707	**$ 1.723**	$ 1.390

11. Commitments (changes since December 31, 2003 annual report)

LRG has a syndicated letter of credit facility providing U.S. $1,100 in letters of credit capacity. At December 31, 2003 LRG had issued U.S. $925 in letters of credit under the facility. On January 5, 2004 two transactions resulted in the reduction of total issued letters of credit to U.S. $818.

LRG has issued U.S. $830 in letters of credit as at June 30, 2004 for this facility.

GREAT-WEST
LIFECO INC.

12. Segmented Information

Effective for the second quarter of 2004 the Company has changed its major reportable segments by separating the former Canada/Europe segment into two segments, Canada and Europe. The segments reflect the management structure and organization of the Company. Comparative information has been separated on the same basis.

The Canada segment includes the net consolidated Canadian operations of Great-West and its wholly owned subsidiaries CLFC and LIG. The Europe segment includes the net consolidated European and International operations of CLFC together with reinsurance operations of CLFC and LRG.

Consolidated Operations

For the three months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,597	$ 1,883	$ 460	$ -	$ 3,940
Net investment income	625	273	427	-	1,325
Fee and other income	169	104	314	-	587
Total income	2,391	2,260	1,201	-	5,852
Benefits and Expenses:					
Paid or credited to policyholders	1,687	2,005	641	-	4,333
Other	464	157	326	2	949
Restructuring costs	-	-	-	9	9
Amortization of intangible assets	3	1	-	-	4
Distribution on capital trust securities	7	-	-	-	7
Net operating income before income taxes	230	97	234	(11)	550
Income taxes	29	24	78	(1)	130
Net income before non-controlling interests	201	73	156	(10)	420
Non-controlling interests	6	(3)	2	-	5
Net income	$ 195	$ 76	$ 154	$ (10)	$ 415

Summary of Net Income					
Preferred shareholder dividends	$ 14	$ -	$ -	$ -	$ 14
Net income - common shareholders	181	76	154	(10)	401
Net income	$ 195	$ 76	$ 154	$ (10)	$ 415

GREAT-WEST
LIFECO INC.

For the three months ended June 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 1,146	$ 996	$ 527	$ -	$ 2,669
Net investment income	440	122	341	-	903
Fee and other income	110	-	289	-	399
Total income	1,696	1,118	1,157	-	3,971
Benefits and Expenses:					
Paid or credited to policyholders	1,212	1,093	654	-	2,959
Other	288	8	301	-	597
Restructuring costs	-	-	-	-	-
Amortization of intangible assets	-	-	-	-	-
Distribution on capital trust securities	4	-	-	-	4
Net operating income before income taxes	192	17	202	-	411
Income taxes	45	2	68	-	115
Net income before non-controlling interests	147	15	134	-	296
Non-controlling interests	24	3	2	-	29
Net income	$ 123	$ 12	$ 132	$ -	$ 267

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 6	$ -	$ -	$ -	$ 6
Net income - common shareholders	117	12	132	-	261
Net income	$ 123	$ 12	$ 132	$ -	$ 267

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2004

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 3,475	$ 3,185	$ 691	$ -	$ 7,351
Net investment income	1,270	521	858	-	2,649
Fee and other income	340	187	592	-	1,119
Total income	5,085	3,893	2,141	-	11,119
Benefits and Expenses:					
Paid or credited to policyholders	3,703	3,400	999	-	8,102
Other	911	302	661	2	1,876
Restructuring costs	-	-	-	18	18
Amortization of intangible assets	6	1	-	-	7
Distribution on capital trust securities	14	-	-	-	14
Net operating income before income taxes	451	190	481	(20)	1,102
Income taxes	71	38	161	(3)	267
Net income before non-controlling interests	380	152	320	(17)	835
Non-controlling interests	24	(1)	7	-	30
Net income	$ 356	$ 153	$ 313	$ (17)	$ 805
Summary of Net Income					
Preferred shareholder dividends	$ 28	$ -	$ -	$ -	$ 28
Net income - common shareholders	328	153	313	(17)	777
Net income	$ 356	$ 153	$ 313	$ (17)	$ 805

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2003

	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 2,277	$ 2,148	$ 1,193	$ -	$ 5,618
Net investment income	869	288	694	-	1,851
Fee and other income	217	-	615	-	832
Total income	3,363	2,436	2,502	-	8,301
Benefits and Expenses:					
Paid or credited to policyholders	2,422	2,395	1,464	-	6,281
Other	578	15	634	-	1,227
Restructuring costs	-	-	-	-	-
Amortization of intangible assets	-	-	-	-	-
Distribution on capital trust securities	9	-	-	-	9
Net operating income before income taxes	354	26	404	-	784
Income taxes	84	(1)	138	-	221
***Net income before non-controlling* interests**	270	27	266	-	563
Non-controlling interests	31	4	2	-	37
Net income	$ 239	$ 23	$ 264	$ -	$ 526

	Canada	Europe	United States	Lifeco Corporate	Total
Summary of Net Income					
Preferred shareholder dividends	$ 12	$ -	$ -	$ -	$ 12
Net income - common shareholders	227	23	264	-	514
Net income	$ 239	$ 23	$ 264	$ -	$ 526

Exemption # 82-34728

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Announces Redemption of Class A Series 1 Preferred Shares

Winnipeg, July 28, 2004 . . . Great-West Lifeco Inc. today announced its intention to redeem all 5,192,242 of its outstanding Non-Cumulative Class A Preferred Shares, Series 1 on October 31, 2004 for the cash redemption price of $25.00 per share. The Class A Preferred Shares, Series 1 were issued on November 13, 1997 and October 25, 1999.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its subsidiaries have more than $160 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:

Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705
marlene.klassen@gwl.ca

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco paid up capital of Series E and F Preferred Shares

Winnipeg, July 29, 2004...As part of the consideration for its acquisition of Canada Life Financial Corporation on July 10, 2003, Great-West Lifeco Inc. issued 23,868,131 Series E, 4.80% non-cumulative first preferred shares and 7,957,006 Series F, 5.90% non-cumulative first preferred shares.

The per share paid up capital of these shares for Canadian income tax purposes has been determined to be $22.78 for the Series E shares and $20.59 for the Series F shares.

Great-West Lifeco Inc. is a member of the Power Financial Corporation group of companies.

For more information contact:

Libbie Jennings
Media & Public Relations
(416) 597-1440 ext. 5598

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Announces Proposed Subdivision of Common Shares

*Winnipeg, July 30, 2004...*Great-West Lifeco Inc. announced that the Board of Directors of the Corporation has called a special meeting of the Common Shareholders and the First Preferred Shareholders for September 24, 2004 at which time they will be asked to approve a two-for-one subdivision of the Corporation's common shares. The proposed subdivision, if effected, would increase the number of common shares currently outstanding from 445,495,157 to 890,990,314 shares and would reduce the price per share at which the common shares may be acquired.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Company has operations in Canada and internationally through The Great-West Life Assurance Company, London Life Insurance Company and The Canada Life Assurance Company, and in the United States through Great-West Life & Annuity Insurance Company and The Canada Life Assurance Company. Lifeco and its subsidiaries have more than $167 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

For more information contact:

Libbie Jennings
Media & Public Relations
(416) 597-1440 ext. 5598